Exhibit 99.1

COGNOS INCORPORATED

PART I — FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

(US$000s except share amounts, U.S. GAAP)

(Unaudited)

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Revenue
Product license	$108,920	$ 93,994	$271,632	$245,734
Product support	124,422	107,771	353,037	311,214
Services	54,902	46,034	152,596	137,781

Total revenue	288,244	247,799	777,265	694,729

Cost of revenue
Cost of product license	1,850	1,773	4,813	4,975
Cost of product support	11,905	12,977	35,150	35,588
Cost of services	41,365	44,586	121,809	121,907
Amortization of acquired technology	2,599	1,396	5,542	4,188

Total cost of revenue	57,719	60,732	167,314	166,658

Gross margin	230,525	187,067	609,951	528,071

Operating expenses
Selling, general, and administrative	162,398	137,663	423,135	373,236
Research and development	38,845	36,436	109,058	103,584
Amortization of acquisition-related intangible assets	740	305	1,404	916

Total operating expenses	201,983	174,404	533,597	477,736

Operating income	28,542	12,663	76,354	50,335
Interest and other income, net	1,529	6,567	16,004	17,794

Income before taxes	30,071	19,230	92,358	68,129
Income tax provision	(885)	2,687	12,471	13,288

Net income	$ 30,956	$ 16,543	$ 79,887	$ 54,841

Net income per share
Basic	$0.37	$0.19	$0.93	$0.61

Diluted	$0.37	$0.18	$0.92	$0.61

Weighted average number of shares (000s)
Basic	83,596	89,373	86,226	89,662

Diluted	84,692	90,187	87,027	90,412

(See accompanying notes)

COGNOS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(US$000s, U.S. GAAP)

(Unaudited)

	November 30, 2007	February 28, 2007
Assets
Current assets
Cash and cash equivalents	$ 167,504	$ 376,762
Short-term investments	—	315,131
Accounts receivable	224,554	221,393
Income taxes receivable	12,429	2,274
Prepaid expenses and other current assets	27,675	29,724
Deferred tax assets	19,366	13,768

	451,528	959,052
Fixed assets, net	86,995	72,256
Intangible assets, net	79,082	17,767
Other assets	25,316	5,642
Non-current income tax receivable	2,125	—
Deferred tax assets	22,441	5,950
Goodwill	485,557	232,094

	$1,153,044	$1,292,761

Liabilities
Current liabilities
Short-term borrowings	$ 19,893	$ —
Accounts payable	48,436	36,970
Accrued charges	48,874	36,628
Salaries, commissions, and related items	85,936	96,970
Income taxes payable	6,329	8,743
Deferred income taxes	11,648	6,363
Deferred revenue	236,550	284,896

	457,666	470,570
Non-current income tax payable	56,806	—
Deferred income taxes	25,164	30,751

	539,636	501,321

Stockholders’ Equity
Capital stock
Common shares and additional paid-in capital (November 30, 2007 – 84,075,356; February 28, 2007 – 89,725,774)	581,605	535,589
Treasury shares (November 30, 2007 – 1,130,409; February 28, 2007 – 617,369)	(44,004)	(22,064)
Retained earnings	81,452	273,575
Accumulated other comprehensive income	(5,645)	4,340

	613,408	791,440

	$1,153,044	$1,292,761

(See accompanying notes)

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$000s, U.S. GAAP)

(Unaudited)

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Cash flows from operating activities
Net income	$30,956	$16,543	$79,887	$54,841
Non-cash items
Depreciation and amortization	9,472	8,101	24,325	22,701
Stock-based compensation	9,378	5,523	24,505	15,266
Deferred income taxes	1,034	1,669	(1,530)	6,437
Non-current income taxes	1,745	—	6,068	—
Loss (gain) on disposal of fixed assets	28	(200)	84	316
Change in non-cash working capital
Decrease (increase) in accounts receivable	(47,891)	(23,191)	18,018	53,084
Increase in income tax receivable	(5,712)	(184)	(10,135)	(5,976)
Decrease in prepaid expenses and other current assets	7,519	3,206	6,253	10,619
Increase (decrease) in accounts payable	7,708	3,313	260	(6,683)
Increase in accrued charges	4,855	4,444	6,093	5,702
Increase (decrease) in salaries, commissions, and related items	7,527	23,517	(24,504)	14,922
Decrease in income taxes payable	(4,052)	(2,439)	(2,862)	(1,588)
Decrease in deferred revenue	(16,000)	(16,846)	(67,687)	(57,414)

Net cash provided by operating activities	6,567	23,456	58,775	112,227

Cash flows from investing activities
Maturity of short-term investments	70,778	142,608	531,051	519,577
Purchase of short-term investments	(10,000)	(281,429)	(213,863)	(705,551)
Additions to fixed assets	(8,183)	(4,263)	(20,676)	(15,178)
Additions to intangible assets	(504)	(366)	(1,289)	(1,062)
Decrease (increase) in other assets	(15,447)	87	(18,775)	(132)
Acquisition costs, net of cash and cash equivalents	(297,397)	—	(297,397)	—

Net cash used in investing activities	(260,753)	(143,363)	(20,949)	(202,346)

Cash flows from financing activities
Increase in short-term borrowings	19,893	—	19,893	—
Issue of common shares	34,868	27,298	44,765	40,809
Purchase of treasury shares	(1,789)	(15,913)	(28,197)	(18,458)
Repurchase of shares	—	(50,075)	(279,046)	(75,073)

Net cash provided by (used in) financing activities	52,972	(38,690)	(242,585)	(52,722)

Effect of exchange rate changes on cash	(10,360)	(625)	(4,499)	2,484

Net decrease in cash and cash equivalents	(211,574)	(159,222)	(209,258)	(140,357)
Cash and cash equivalents, beginning of period	379,078	417,499	376,762	398,634

Cash and cash equivalents, end of period	167,504	258,277	167,504	258,277
Short-term investments, end of period	—	340,996	—	340,996

Cash, cash equivalents, and short-term investments, end of period	$167,504	$599,273	$167,504	$599,273

(See accompanying notes)

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (“U.S.”) dollars and in accordance with generally accepted accounting principles (“GAAP”) in the U.S. with respect to interim financial statements, applied on a basis consistent in all material respects with those applied in the Corporation’s Annual Report on Form 10-K for the year ended February 28, 2007, except for the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) which in accordance with the transitional provisions was adopted on March 1, 2007. These consolidated financial statements do not include all of the information and footnotes required for compliance with U.S. GAAP for annual financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Corporation’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 as filed with the SEC on April 27, 2007.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In particular, management makes judgments related to, among other things, revenue recognition, stock-based compensation, the allowance for doubtful accounts, income taxes, business acquisitions and the related goodwill, intangibles and restructuring accrual, and the impairment of goodwill and long-lived assets. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include normal, recurring adjustments) necessary to present fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.	Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements (collectively “SOP 97-2”) issued by the American Institute of Certified Public Accountants.

The Corporation recognizes revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. For contracts with multiple obligations, the Corporation allocates revenue to the undelivered elements of a contract based on vendor specific objective evidence (“VSOE”) of the fair value of those elements and allocates revenue to the delivered elements, principally license revenue, using the residual method as described in SOP 97-2.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Revenue from post-contract customer support (“PCS”) contracts is recognized ratably over the life of the contract, typically 12 months. Incremental costs directly attributable to the acquisition of PCS contracts, which would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

Many of the Corporation’s sales include both software and services. The services are not essential to the functionality of any other element of the transaction and are stated separately such that the total price of the arrangement is expected to vary as a result of the inclusion or exclusion of the service. Accordingly services revenue from education, consulting, and other services is recognized at the time such services are rendered, and the software element is accounted for separately from the service element.

As required by SOP 97-2, the Corporation establishes VSOE of fair value for each element of a contract with multiple elements (i.e., delivered and undelivered products, support obligations, education, consulting, and other services). The Corporation determines VSOE for service elements based on the normal pricing and discounting practices for those elements when they are sold separately. For PCS, VSOE of fair value is based on the PCS rates contractually agreed to with customers, if the rate is consistent with our customary pricing practices. Absent a stated PCS rate, a consistent rate, which represents the price when PCS is sold separately based on PCS renewals, is used.

The Corporation has historically used two forms of contract terms regarding PCS: contracts which include a stated PCS rate (either a stated renewal rate or a stated rate for the first year PCS bundled with the software license); and contracts which do not state a PCS rate. For contracts which include a stated renewal rate, the Corporation uses the contractually stated renewal rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term provided that the stated rate is substantive and consistent with our customary pricing practices. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed.

For contracts that have a stated first year PCS rate, the Corporation uses such stated prices to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term, provided that it is substantive and consistent with our customary pricing practices, as this is typically the rate at which PCS will be renewed. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed.

For contracts which do not state a PCS rate, the Corporation allocates a consistent percentage of the license fee to PCS in the first year of such arrangements based on a substantive rate at which our customer experience indicates customers will typically agree to renew PCS. Historically, there has been a high correlation between the mean of amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the mean of amounts at which PCS is renewed.

The Corporation stratifies its customers into three classes in determining VSOE of fair value for PCS. The classifications are based on the amount of software license business (i.e., software license revenues), life-to-date, that has previously been obtained from the respective customers. For each class of customer, a range of prices exists which represents VSOE of fair value for PCS for that class of customer.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

When PCS in individual arrangements is stated below the lower limits of our acceptable ranges by customer class, the Corporation adjusts the percentage allocated for support upwards to the low end of the applicable range by customer class. This adjustment allocates additional revenue from license revenue to deferred PCS revenue which is amortized over the life of the PCS contract, which is typically one year. If the stated PCS is above the reasonable range, no adjustment is made and the deferred PCS revenue is measured at the contracted percentage.

The Corporation recognizes revenue for resellers in a similar manner to revenue for end users. The Corporation recognizes revenue on physical transfer of the master copy to the reseller if the license fee is a one-time up-front fixed irrevocable payment and all other revenue recognition criteria have been met. If there are multiple license fee payments based on the number of copies made or ordered, delivery occurs and revenue is recognized when the copies are licensed and delivered to an end user. It is the Corporation’s general business practice not to offer or agree to exchanges or returns with resellers. If a reseller is newly formed, undercapitalized or in financial difficulty, or if uncertainties about the number of copies to be sold by the reseller exist, revenue is deferred and recognized when cash is received if all other revenue recognition criteria have been met.

The Corporation records all revenues net of all sales and related taxes, in accordance with EITF No. 06-3 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF No. 06-3”).

The Corporation’s revenue recognition policies have not changed as a result of the Applix, Inc. (“Applix”) acquisition (see Note 11) as Applix recognizes revenue on a basis consistent with Cognos.

3.	Stock-Based Compensation

The Corporation adopted FAS 123R on March 1, 2006 to account for its stock option, stock purchase, deferred share, and restricted share unit plans. This standard addresses the accounting for share-based payment transactions in which a corporation receives employee services in exchange for either equity instruments of the corporation or liabilities that are based on the fair value of the corporation’s equity instruments or that may be settled by the issuance of such equity instruments.

The Corporation uses the straight-line attribution method to recognize stock-based compensation expense over the requisite service period of its awards with service conditions only and the graded attribution method for its performance-based awards. Stock-based compensation expense is recorded, consistent with other compensation expenses, in cost of product support, cost of services, selling, general and administrative expenses or research and development expenses, depending on the employee’s job function.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

During the quarter, the Corporation acquired Applix (see Note 11) and as part of the purchase agreement, the Corporation assumed all unvested Applix stock options. The Corporation issued 348,000 options in full settlement of all previously issued, unvested Applix options on terms consistent with the original Applix terms.

Stock-based compensation expense recognized for the three and nine months ended November 30, 2007 and 2006 is as follows:

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
	($000s)
Compensation cost recognized
Cost of Product Support	$ 145	$ 94	$ 401	$ 255
Cost of Services	222	214	649	560
Selling, General, and Administrative	10,974	6,311	24,201	15,716
Research and Development	801	507	2,293	1,430

Total	12,142	7,126	27,544	17,961
Tax benefit recognized	(3,280)	(2,108)	(5,920)	(3,567)

Net Stock-based Compensation Cost	$ 8,862	$5,018	$21,624	$14,394

Stock Options

The fair value of the options granted after March 1, 2005 was estimated at the date of grant using a binomial lattice option-pricing model. Prior to March 1, 2005, the Corporation used the Black-Scholes option-pricing model to estimate the fair value of options at the grant date. The following weighted-average assumptions were used for options granted during the following periods, excluding the options assumed on the acquisition of Applix:

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Risk-free interest rates	4.3%	4.1%	4.4%	4.2%
Expected volatility	35.0%	38.0%	35.0%	39.3%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life of options (years)	4.1	3.7	4.1	3.8

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Expected volatilities are based on historical volatility of the Corporation’s stock, implied volatilities from traded options on the Corporation’s stock, and other relevant factors. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees that have similar exercise behavior and turnover rates are considered separately for valuation purposes. The expected life of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option are determined by the US Treasury yields for US dollar options and the Government of Canada benchmark bond yields for Canadian dollar options in effect at the time of the grant.

During the first quarter of the Corporation’s fiscal year 2008, the Corporation changed the method which it uses to determine the exercise price of stock awards. Prior to April 16, 2007, the exercise price of stock awards was equal to the closing market price of the Corporation’s common stock on the TSX on the trading day immediately preceding the date of grant. Effective April 16, 2007, the exercise price of stock awards is equal to the closing market price of the Corporation’s common stock on the TSX on the trading day on which the awards are granted.

Options outstanding that have vested and are expected to vest as of November 30, 2007 are as follows:

	Number of Awards (000s)	Weighted- average exercise price (in $)	Aggregate intrinsic value(1) ($000s)	Weighted- average remaining contractual term (in years)
Outstanding, March 1, 2007	8,381	$33.55	$ 47,215	2.5
Granted	643	43.01
Assumed on acquisition of Applix	348	23.80
Cancelled	(290)	38.70
Exercised	(1,178)	34.67

Outstanding, November 30, 2007	7,904	39.23	143,066	2.3

Exercisable, November 30, 2007	5,305	39.51	94,650	1.6
Unvested, November 30, 2007	2,599	38.67	48,416	3.7

(1)

The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option of in-the-money options only. The aggregate intrinsic value is based on the closing price of $38.11 and $57.28 for the Corporation’s stock on the NASDAQ on February 28, 2007 and November 30, 2007, respectively.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Additional information with respect to stock option activity is as follows:

	Number of Awards (in 000s)	Weighted- average grant date fair value (in $)
Unvested at March 1, 2007	3,078	$11.12
Granted	643	14.04
Assumed on acquisition of Applix	348	10.43
Vested	(1,274)	11.63
Forfeited	(196)	12.27

Unvested at November 30, 2007	2,599	11.19

The weighted-average grant date fair value of options granted, excluding options assumed on acquisition, during the nine month period ended November 30, 2007 was $14.04 for a total fair value of $9,028,000. The weighted-average fair value of options assumed on acquisition of Applix, excluding the amount previously earned, was $10.43 for a total fair value of $3,630,000. Options with a fair value of $14,817,000 vested during the nine month period ended November 30, 2007. The total intrinsic value of options exercised during the nine month period ended November 30, 2007 was $16,370,000. The actual tax benefit realized for the tax deductions from option exercises in certain jurisdictions and the deduction of stock-based compensation in others for the nine month period ended November 30, 2007 was $1,547,000.

As of November 30, 2007, there was $26,537,000 of total unrecognized compensation cost related to unvested stock options; that cost is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Share Unit Plan

The Corporation also maintains a Restricted Share Unit Plan pursuant to which employees, officers, and directors of the Corporation and its subsidiaries are eligible to participate. Subject to performance and/or service provisions set out in each participant’s award agreement, each restricted share unit (“RSU”) will be exchangeable for one common share of the Corporation. Performance targets are based on company-wide performance goals such as operating margin and revenue growth. RSUs contingently vest over a period of 1 to 4 years.

The fair value of each RSU is determined on the date of grant based on the value of the Corporation’s stock on that day. For RSUs granted based on corporate performance, the Corporation estimates its achievement against the performance goals which are based on the Corporation’s business plan approved by the Board of Directors. The estimated achievement is updated to reflect the Corporation’s outlook for the fiscal year as at the end of each fiscal quarter. Compensation cost is only recognized to the extent that performance goals are achieved.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

The common shares for which RSUs may be exchanged are purchased on the open market by a trustee appointed and funded by the Corporation. As no common shares will be issued by the Corporation pursuant to the plan, the plan is non-dilutive to existing shareholders.

Activity in the RSU plan for the nine month period ended November 30, 2007 was as follows:

	Restricted Share Units	Weighted- Average Grant Day Fair Value	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
	(000s)			($000)
Outstanding, March 1, 2007	754	$35.46	3.0	$28,745
Granted	674	43.54
Vested	(139)	35.36
Forfeited	(57)	40.86

Outstanding, November 30, 2007	1,232	$39.65	3.0	$70,557

The weighted-average grant date fair value of RSUs granted during the nine month period ended November 30, 2007 was $43.54. The fair value of the Corporation’s stock at November 30, 2007 was $57.28. The total intrinsic value of RSUs that vested during the nine month period ended November 30, 2007 was $5,846,000.

As of November 30, 2007, there was $38,896,000 of total unrecognized compensation cost related to unvested RSUs; that cost is expected to be recognized over a weighted-average period of 2.7 years.

The Corporation is committed to purchase up to a maximum of 406,000 shares in the upcoming year to meet RSU commitments if certain performance goals are achieved and to meet obligations associated with the acquisition of Applix.

Employee Stock Purchase Plan

The Corporation sponsors the Cognos Employee Stock Purchase Plan (“ESPP”). A participant in the ESPP authorizes the Corporation to deduct an amount per pay period that cannot exceed five (5) percent of annual target salary divided by the number of pay periods per year. Deductions are accumulated during each of the Corporation’s fiscal quarters (“Purchase Period”) and, on the first trading day following the end of any Purchase Period, these deductions are applied toward the purchase of common shares. The purchase price per share is at a 10% discount from the simple average of the high and low prices of Cognos stock on the TSX, as defined in the ESPP. As the ESPP is considered a compensatory plan under FAS 123R, the Corporation recognized $87,000 and $172,000 of ESPP compensation expense in the three and nine month periods ended November 30, 2007, respectively and $121,000 and $395,000 for the three and nine months ended November 30, 2006, respectively.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Deferred Share Unit Plan for Non-employee Directors

The Corporation has established a deferred share unit plan for its non-employee directors (“DSU Plan”). A DSU is a unit, equivalent in value to a share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation to an account in the name of the non-employee director. DSUs represent the variable (at risk) component of the directors’ compensation. At the end of the director’s tenure, the director must redeem the DSUs and, at the option of the Corporation, is either (i) paid the market value of the shares represented by the DSUs, or (ii) receives the whole number equivalent of the number of DSUs in shares of the Corporation purchased on the open market. A director is required to hold 5,000 DSUs or shares which must be attained within three (3) years of the director commencing service on the Board. At November 30, 2007, the Corporation had a liability of $9,255,000 in relation to the DSU Plan based on the value of the Corporation’s stock at that date.

4.	Intangible Assets

	As at November 30, 2007		As at February 28, 2007
	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate
	($000s)		($000s)
Acquired technology	$88,707	$39,300	$43,107	$33,758	20%
Contractual relationships	32,454	6,013	10,154	4,609	12.5%
Trademarks and patents	8,508	5,274	7,217	4,344	20%

	129,669	$50,587	60,478	$42,711

Accumulated Amortization	(50,587)		(42,711)

Net book value	$79,082		$17,767

During both the three and nine months ended November 30, 2007, there were additions to acquired technology and contractual relationships of $45,600,000 and $22,300,000 respectively. The additions relate entirely to the acquisition of Applix. The estimated useful life of the intangible assets were 5 and 8 years for acquired technology and contractual relationships respectively.

During the three months ended November 30, 2007 and November 30, 2006, there were additions to trademarks and patents in the amount of $505,000 and $366,000, respectively, and $1,291,000 and $1,062,000 in the nine months ended November 30, 2007 and November 30, 2006, respectively.

The amortization of trademarks and patents is included in selling, general, and administrative expenses and the amortization of acquired technology and contractual relationships is included as amortization of acquired technology and amortization of acquisition-related intangibles, respectively. During the quarter, the corporation reclassified amortization of acquired technology which had previously been included with amortization of acquisition-related intangible assets. Amortization of acquired technology is now included as part of Cost of Revenue. The change in presentation does not affect previously reported results of operations. The following table sets forth the allocations:

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
	($000s)		($000s)
Amortization of acquired technology	$2,599	$1,396	$5,542	$4,188
Amortization of acquisition-related intangibles	740	305	1,404	916
Selling, general, and administrative expenses	356	254	946	744

Total	$3,695	$1,955	$7,892	$5,848

The estimated amortization expense related to intangible assets in existence as at November 30, 2007, over the next five years, is as follows ($000s):

2008 (Q4)	$2,551
2009	8,357
2010	7,564
2011	6,661
2012	4,803
2013	4,175
Beyond	44,971

5.	Goodwill

During the three and nine months ended November 30, 2007, there was an addition to goodwill of $259,102,000. The increase during the periods related to the acquisition of Applix. During the nine months ended November 30, 2007 there were adjustments to reduce goodwill by $5,639,000 as a result of recognizing $5,814,000 of tax benefits related to the acquisition of Adaytum, Inc., offset by $175,000 of additional tax liabilities assumed relating to the acquisition of Celequest Corporation. During the three and nine months ended November 30, 2006, there was a decrease to goodwill of $1,326,000, related to the acquisition of Adaytum, Inc. The decrease resulted from the realization of a tax benefit associated with acquisition-related costs.

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
	($000s)		($000s)
Beginning balance	$226,455	$225,709	$232,094	$225,709
Additions to goodwill related to current year acquisitions	259,102	—	259,102	—
Adjustments	—	(1,326)	(5,639)	(1,326)

Closing balance	$485,557	$224,383	$485,557	$224,383

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

6.	Commitments and Contingencies

Legal Proceedings

The Corporation is a defendant in two separate, unrelated lawsuits which were filed against a number of enterprise software companies, for patent infringement. The first case, Diagnostic Systems Corporation v. Oracle, et. al., Case No. SACV07-960 AG (MLGx) was filed on August 15, 2007, in the United States District Court for the Central District of California. The second case, Juxtacomm Technologies, Inc v. Ascential Software Corporation, et. al., Case No. 2:07-CV-00359-TJW, was filed on August 17, 2007, in the United States District Court for the Eastern District of Texas, Marshall Division. Cognos is investigating the allegations in both lawsuits and intends to defend the cases vigorously. The outcome of these legal proceedings is not determinable at this time and no provision has been made in the consolidated financial statements.

In addition, the Corporation and its subsidiaries may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business. In the event that any such claims or litigation are resolved against Cognos, such outcomes or resolutions could have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

Applix indemnification of former executives

On October 17, 2007, the Corporation acquired control of Applix. Applix continues to be subject to indemnification obligations to certain former executives of Applix for certain acts committed during the time it was a public company, in accordance with its Articles of Organization. The indemnification covers ongoing SEC charges against certain former executives. Applix has insurance for certain costs associated with the indemnification. If it is ultimately determined that such former executives do not satisfy the criteria for indemnification set forth in Applix’s Articles of Organization, the Corporation would be responsible for repayment to the insurance company for amounts previously paid, and such former executives would be obligated to repay the Corporation any amounts advanced to cover legal fees or other expenses of defending such investigation.

IBM acquisition agreement termination provisions

The Corporation has entered into a definitive agreement to be acquired by International Business Machines Corp (“IBM”), subject to shareholder approval, receipt of regulatory approvals, and other customary closing conditions. The definitive agreement contains certain termination rights and provides that, upon the termination of the definitive agreement with IBM under certain circumstances, the Corporation would be required to pay IBM a termination fee of $150,000,000.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Customer indemnification

The Corporation has entered into licensing agreements with customers that include limited intellectual property indemnification clauses. These clauses are typical in the software industry and require the Corporation to compensate the customer for certain liabilities and damages incurred as a result of third party intellectual property claims arising from these transactions. The Corporation also issues letters of credit for a range of global contingent and firm obligations including insurance, custom obligations, real estate leases, and support obligations. The Corporation has not made any significant payments as a result of these indemnification clauses or letters of credit and, in accordance with FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, has not accrued any amounts in relation to these indemnification clauses.

7.	Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on its best estimate at the end of the quarter of the effective tax rate expected to be applicable for the full fiscal year in respect of ordinary items. In addition, the income tax provision in a particular quarter is adjusted for all other items, including significant, unusual, or extraordinary items.

The Corporation estimates its effective tax rate for fiscal 2008 to be 19%, exclusive of any significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect. This estimated effective tax rate was reduced for the three and nine-month periods ended November 30, 2007 to (3)% and 14%, respectively, due to a decrease in unrecognized tax benefits as a result of the expiration of statutes of limitations and the recognition of tax benefits associated with disqualifying dispositions of incentive stock options in the United States. The Corporation estimated its effective tax rate for fiscal 2007 to be 23%, exclusive of all other items. This estimated effective tax rate was reduced for the three and nine-month periods ended November 30, 2006 to 14% and 20%, respectively, due to adjustments related to a modification of an intercompany commercial arrangement and an election in respect of the functional currency of a subsidiary.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return, among other items. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Additionally, in May 2007, the FASB published FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FSP FIN 48-1”). FSP FIN 48-1 is an amendment to FIN 48. It clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon the initial adoption of FIN 48.

The Corporation adopted the provisions of FIN 48 on March 1, 2007. As a result of the adoption of FIN 48, the Corporation’s cumulative effect adjustment resulted in an increase in income tax liabilities of $18,245,000 with a corresponding decrease in the March 1, 2007 balance of retained earnings of $18,245,000. As of March 1, 2007 the Corporation had approximately $38,819,000 of unrecognized tax benefits. If recognized, approximately $28,988,000 would impact the effective tax rate.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Upon adoption of FIN 48, the Corporation elected an accounting policy to classify accrued interest related to liabilities for income taxes in income tax expense. Previously, interest related to liabilities for income taxes was classified as interest expense in arriving at pre-tax income. Potential penalties related to liabilities for income taxes continue to be classified as income tax expense. At March 1, 2007, the Corporation has accrued approximately $7,483,000 and $3,292,000 for the potential payment of interest and penalties, respectively.

Applying the recognition and measurement criteria of FIN 48, the total amount of unrecognized tax benefits and related interest increased by approximately $3,882,000 during the three-month period ending November 30, 2007. This increase consisted of $2,663,000 for unrecognized tax benefits related primarily to transfer pricing positions and $1,219,000 for interest related to unrecognized tax benefits from prior periods. In addition, the statute of limitations in certain jurisdictions expired during the three-month period ending November 30, 2007, resulting in a decrease of unrecognized tax benefits and related interest of $3,235,000 and $808,000, respectively. For the nine-month period ending November 30, 2007, the total amount of unrecognized tax benefits and related interest increased by approximately $3,785,000 and $3,242,000, respectively. As of November 30, 2007, the Corporation had approximately $41,925,000 of unrecognized tax benefits. If recognized, approximately $32,413,000 of this amount would impact the effective tax rate.

It is reasonably possible that the amount of unrecognized tax benefits, inclusive of related interest, will change in the next twelve months. The increase in amount of unrecognized tax benefits relating to transfer pricing positions for the year is expected to be in the range of $4,000,000 to $6,000,000. The amount of interest related to unrecognized tax benefits to be accrued in the current year in income tax expense is expected to be in the range of $3,000,000 to $5,000,000. Amounts for unrecognized tax benefits for transfer pricing positions and related interest are included in the Corporation’s estimated effective tax rate for the full year. In addition, depending on the outcome of open examinations, or as a result of the expiration of statutes of limitations, it is reasonably possible that the amount of unrecognized tax benefits recorded in the Corporation’s financial statements will also decrease in the next twelve months. At this time, it is not possible to estimate the amount of such decrease. Any decrease would be recognized as additional tax benefits in the Corporation’s income statement.

The Corporation or its subsidiaries file income tax returns in Canada, the United States, and various other foreign jurisdictions. These tax returns are subject to examination by local taxing authorities provided the tax years remain open to audit under the relevant statute of limitations. The Corporation is currently under examination in Canada, for the years 2003 to 2006. The examination in the United Kingdom for the year 2004 was completed with minor adjustments. The following summarizes the open tax years by major jurisdiction:

Canada	2000 to 2007
United States	2005 to 2007
Barbados	1998 to 2007
United Kingdom	2005 to 2007
Netherlands	2006 to 2007
Australia	2004 to 2007

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

8.	Stockholders’ Equity

The Corporation issued 862,000 common shares for proceeds of $34,868,000, and 1,003,000 common shares for proceeds of $27,298,000 during the three-month periods ended November 30, 2007, and November 30, 2006, respectively. The Corporation issued 1,230,000 common shares for proceeds of $44,776,000 and 1,559,000 common shares for proceeds of $40,809,000 during the nine months ended November 30, 2007 and November 30, 2006, respectively. The issuance of shares in fiscal 2008 and 2007 was pursuant to the Corporation’s stock purchase plan and the exercise of stock options by employees, officers and directors.

The Corporation repurchases shares in the open market under a share repurchase program and under a restricted share unit plan. During the nine months ended November 30, 2007, the Corporation repurchased 6,881,000 shares at a value of $279,046,000, under the Corporation’s share repurchase program. There were no such repurchases during the quarter ended November 30, 2007. The Corporation repurchased 1,352,000 shares at a value of $50,075,000 and 2,005,000 shares at a value of $75,073,000 during the three and nine months ended November 30, 2006, respectively, under the Corporation’s share repurchase program.

During the three and nine months ended November 30, 2007, a trustee purchased 35,000 shares valued at $1,789,000 and 652,000 shares valued at $28,197,000, respectively, at the Corporation’s expense, to honor commitments under the Corporation’s restricted share unit plan. During the three and nine months ended November 30, 2006, a trustee purchased 437,000 shares valued at $15,913,000 and 517,000 shares valued at $18,458,000, respectively, at the Corporation’s expense to honor commitments under the Corporation’s restricted share unit plan.

Net Income per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000s except per share amounts)

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Basic Net Income per Share
Net income	$30,956	$16,543	$79,887	$54,841

Weighted average number of shares outstanding	83,596	89,373	86,226	89,662

Basic net income per share	$0.37	$0.19	$0.93	$0.61

Diluted Net Income per Share
Net income	$30,956	$16,543	$79,887	$54,841

Weighted average number of shares outstanding	83,596	89,373	86,226	89,662
Dilutive effect of stock options	1,096	814	801	750

Adjusted weighted average number of shares outstanding	84,692	90,187	87,027	90,412

Diluted net income per share	$0.37	$0.18	$0.92	$0.61

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

9.	Comprehensive Income

Comprehensive Income includes net income and other comprehensive income (“OCI”). OCI refers to changes in net assets from certain transactions and other events, and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity and excluded from net income. OCI includes the foreign currency translation adjustments for subsidiaries that do not use the U.S. dollar as their functional currency, net of gains or losses on derivatives designated as a hedge of the net investment in foreign operations, the effective portion of cash flow hedges where the hedged item has not yet been recognized in income, and changes in the funded status of the defined benefits postretirement plan that has not yet been recognized in income. Tax effects of foreign currency translation adjustments pertaining to those subsidiaries are generally included in OCI.

The components of comprehensive income were as follows ($000’s):

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Net income	$ 30,956	$16,543	$ 79,887	$54,841
Other comprehensive income (loss):
Foreign currency translation adjustments	(12,731)	(838)	(10,075)	(705)
Change in net unrealized loss on derivative instruments	15	345	284	669
Change in the funded status of the defined benefits postretirement plan	239	—	(194)	—

Comprehensive income	$ 18,476	$16,050	$ 69,899	$54,805

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

10.	Segmented Information

The Corporation operates in one business segment as one reporting unit – computer software solutions.

11.	Acquisition of Applix

On October 17, 2007, the Corporation obtained majority ownership of the outstanding common stock of Applix, a publicly held company based in Westborough, Massachusetts, via a cash tender offer. On October 25, 2007, the Corporation completed the merger of Applix with and into one of the Corporation’s wholly-owned subsidiaries and converted each remaining outstanding share of Applix’s common stock not tendered into the right to receive $17.87 per share in cash, without interest. The Corporation has included the financial results of Applix in its consolidated financial statement as of October 17, 2007. The acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standard (“SFAS”) 141, Business Combinations.

Applix is an industry leader in performance analytics with global operations. The Corporation acquired Applix primarily to add Applix’s patented 64-bit, in-memory, multidimensional server to its Financial Performance Management product suite and also to access Applix’s workforce and distribution channels globally, all part of the Corporation’s broader strategy to lead the PM market. The acquisition of Applix further strengthens the Corporation’s product offering to the office of finance, a key entry point with its customers.

The aggregate purchase consideration for Applix was $341,762,000. The purchase price was determined as follows ($000s):

16,403,107 shares purchased at $17.87 per share in cash	$293,124
Cash payment for vested options not exercised	37,235
Fair value of Applix unvested options assumed	5,460
Direct transactions costs	5,943

Total	$341,762

Fair Value of Applix unvested options assumed and exchanged for Cognos options

On October 25, 2007, Applix had 973,000 unvested stock options outstanding. In accordance with the Applix merger agreement, Cognos assumed the Applix option plan. The option conversion ratio was calculated by dividing the consideration price of $17.87 by the average Cognos stock price on the NASDAQ for the 10 days prior to the closing date of October 25, 2007, which was $49.92, resulting in a conversion ratio of 0.358. In accordance with the Applix merger agreement, the unvested Applix stock options assumed by Cognos were multiplied by the conversion ratio and thus converted into options to purchase 348,000 Cognos common shares. Also in accordance with the Applix merger agreement, the exercise price of each option to purchase Cognos common shares was calculated by dividing the strike price of the Applix option by the conversion ratio.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

The fair value of options assumed and awards exchanged was determined using a binomial lattice model valuation model with the following weighted-average assumptions: expected life of 1.9 years, risk-free interest rate of 4%, expected volatility of 35% and no dividend yield. The fair value of unvested options related to future service is being amortized using the graded attribution method over the remaining service period, while the value of vested options is included in total purchase price.

Direct transaction costs

Acquisition related transaction costs include estimated investment banking fees, legal and accounting fees, and other external costs directly related to the acquisition.

Preliminary Purchase Price

The purchase price allocation is not yet final, particularly as it relates to the fair valuation of certain items such as accounts receivable, intangible assets, deferred revenue, accrued liabilities, pre-acquisition contingencies, goodwill, deferred taxes, and the restructuring plan as discussed in Note 12.

Amounts in $000s

Assets acquired:
Cash and short-term investments	$ 38,550
Accounts Receivable	13,620
Other Current Assets	2,805
Fixed Assets	1,027
Intangible assets	67,900
Deferred Tax Assets	17,766
Goodwill (Amount is not deductible for tax purposes)	259,102

400,770
Liabilities assumed:
Accounts Payable and other liabilities	22,568
Deferred revenue	7,116
Deferred tax liability	29,324

59,008

Total purchase price consideration including options	$341,762

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Intangible Assets

The fair value of intangible assets was based, in part, using an income approach and estimates and assumptions provided by management of both the Corporation and Applix. In performing the preliminary purchase price allocation, the Corporation considered, among other factors, its intention for future use of acquired assets, analysis of historical financial performance and estimates of future performance of Applix’s products. The useful life of the assets ranges from 5 years to 8 years, with no residual value.

Amounts in $000s

Technology	$45,600	5 years
Customer relationships	22,300	8 years

In-Process Research and Development

The Corporation determined that there was no in-process research and development, and therefore the purchase of Applix did not involve the write-off of any in-process research and development.

Deferred Revenues

In connection with the preliminary purchase price allocation, the Corporation has estimated the fair value of the support obligations assumed from Applix in connection with the acquisition. The estimated fair value of the support obligations was determined utilizing historical direct cost relating to providing support plus normal profit margin. The Corporation did not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. As a result, in allocating the purchase price, the Corporation recorded an adjustment to reduce the carrying value of Applix’s deferred support revenue at acquisition by $7,310,000 to $7,116,000, which represents the estimated fair value of the support obligation assumed.

Pre-Acquisition Contingencies

As a part of the Corporation’s preliminary review and purchase price allocation, as of November 30, 2007 the Corporation had not identified any material pre-acquisition contingencies relating to Applix that were both probable of occurrence and estimable. There were, however, two known pre-acquisition contingencies where the amount of liability is not estimable, and thus no liability has been established as part of the purchase price. The contingencies relate to Cognos payment to partners with exclusive sales territories which the Corporation intends to repurchase and indemnification obligations to certain former executives. If pre-acquisition contingencies become probable in nature and estimable during the remainder of the purchase price allocation period, amounts recorded for such matters will be adjusted in the purchase price allocation.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information for the periods ended November 30, 2006 and 2007 give effect to the acquisition as if it occurred March 1, 2006.

Cognos’ fiscal period ends the last day of February, whereas Applix’s fiscal period ends December 31st. Cognos’ fiscal period is used for the presentation of unaudited pro forma financial information in accordance with United States Securities and Exchange Commission Regulation S-X “Regulation S-X”. As permitted by Regulation S-X, the unaudited pro forma financial information has been prepared by combining Cognos’ consolidated statement of income for the periods ended November 30, 2006 and 2007 with the statement of income of Applix for the periods ended September 30, 2006 and 2007 respectively.

The unaudited pro forma financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements, including notes thereto of each of Cognos and Applix. Cognos consolidated financial statements are included in Cognos’ Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC.

The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved had the acquisition been completed as of the dates indicated above or the results that may be attained in the future.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Unaudited Pro Forma results for the nine months ending November 30, 2006

(US$000s, except share amounts)

	Cognos November 30, 2006	Applix September 30, 2006	Pro Forma Adjustments		Combined Pro Forma

Revenue	$694,729	$36,138	$ (7,170)	(a)	$723,697
Net income	$ 54,841	$ 3,571	$ (8,856)	(b)
			$ 412	(c)
			$(12,472)	(d)
			$ 10,027	(e)
			$ (7,170)	(a)	$ 40,353
Basic earnings per share	$0.61	$0.23			$0.45

The pro forma financial information is prepared on the basis set out in the accompanying notes

Unaudited Pro Forma results for the nine months ending November 30, 2007

(US$000s, except share amounts)

	Cognos November 30, 2007	Applix September 30, 2007	Pro Forma Adjustments		Combined Pro Forma

Revenue	$777,265	$50,695	$ (9,670)	(f)	$818,290
Net income	$ 79,887	$ 5,058	$ (8,856)	(b)
			$ 639	(c)
			$ 9,841	(g)
			$(12,473)	(d)
			$ 7,479	(e)
			$ (9,670)	(f)	$ 71,905
Basic earnings per share	$0.93	$0.32			$0.83

The pro forma financial information is prepared on the basis set out in the accompanying notes

Unaudited Pro Forma results for the three months ending November 30, 2006

(US$000s, except share amounts)

	Cognos November 30, 2006	Applix September 30, 2006	Pro Forma Adjustments		Combined Pro Forma

Revenue	$247,799	$13,825	$(1,326)	(a)	$260,298
Net income	$ 16,543	$ 1,147	$(2,952)	(b)
			$ 287	(c)
			$(4,157)	(d)
			$ 2,936	(e)
			$(1,326)	(a)	$ 12,478
Basic earnings per share	$0.19	$0.07			$0.14

The pro forma financial information is prepared on the basis set out in the accompanying notes

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

Unaudited Pro Forma results for the three months ending November 30, 2007

(US$000s, except share amounts)

	Cognos November 30, 2007	Applix September 30, 2007	Pro Forma Adjustments		Combined Pro Forma

Revenue	$288,244	$19,360	$(9,670)	(f)	$297,934
Net income	$ 30,956	$ 2,170	$(2,952)	(b)
			$ 192	(c)
			$ 9,841	(g)
			$(1,371)	(d)
			$ 1,478	(e)
			$(9,670)	(f)	$ 30,644
Basic earnings per share	$0.37	$0.14			$0.37

The pro forma financial information is prepared on the basis set out in the accompanying notes

Pro forma adjustments to the financial information:

a.	To adjust for deferred revenue write-down to fair value on acquisition

b.

To adjust for amortization on identified intangible assets acquired by Cognos. All intangible assets identified are subject to amortization on a straight line basis over their useful lives of 5 to 8 years

c.	To adjust for elimination of amortization expense associated with Applix’s intangible assets prior to acquisition by Cognos. Cognos intangible asset amortization is included in adjustment (b)

d.	To adjust interest income for cash consideration paid

e.	Tax effect of the pro forma adjustments using statutory tax rates

f.	To remove Applix revenues for the period between acquisition and November 30, 2007 included in Cognos’ financial statements, as Applix results are included only up to September 30, 2007

g.	To remove Applix expenses for the period between acquisition and November 30, 2007 included in Cognos’ financial statements, as Applix results are included only up to September 30, 2007

12.	Restructuring Activities

Applix Restructuring

The Corporation undertook a restructuring plan in conjunction with the acquisition of Applix. These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the costs to acquire Applix, in accordance with Emerging Issues Task Force (“EITF”) No. 95-3, Recognition of Liabilities in Connection with a Business Combination. This restructuring was primarily related to involuntary employee separations of approximately 31 employees of Applix and accruals for vacating leased premises of Applix. The employee separations impacted all functional groups, primarily in the United States, Australia, and Europe. The restructuring accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. The plan is not yet finalized and as a result, there may be unresolved contingencies, purchase price allocation issues, or additional liabilities that could result in a material adjustment to the acquisition cost allocation.

The following table sets forth the activity and the remaining liability for the Applix restructuring plan for the three and nine-month period ended November 30, 2007: ($000s)

	Employee Separation Costs	Other Restructuring costs	Total
Liability on acquisition	$3,152	$658	$3,810
Cash payments during the third quarter of fiscal 2008	(22)	—	(22)
Foreign exchange adjustment	20	13	33

Balance as at November 30, 2007	$3,150	$671	$3,821

Margin Improvement Plan

In September 2006, in order to streamline the organization and improve its operating margin on a long-term basis, the Corporation announced a restructuring plan. The plan included a reduction of 204 personnel or 6% of the Corporation’s global workforce, focused primarily on the elimination of redundant management and non-revenue-generating positions.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

As part of this plan, and in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Corporation incurred approximately $26,713,000 in total pre-tax charges. Substantially all of the pre-tax charges are one-time employee termination benefits and were included in the income statement during fiscal 2007 in cost of support, cost of services, selling, general and administrative expenses or research and development expenses, depending on the employee’s job function. The cash related accrual is included on the balance sheet as salaries, commissions and related items and the effects of remeasurement of stock-based compensation are included in common shares and additional paid-in-capital. The implementation of the plan has not yet been completed as some severance packages in France have not yet finalized. As a result, the Corporation could incur additional liabilities. The Corporation expects all payments to be made by the end of its fiscal year 2009.

The following table sets forth the activity and the remaining liability for the Corporation’s restructuring plan for the nine-month period ended November 30, 2007: ($000s)

Employee separations
Balance as at February 28, 2007	$ 7,582
Cash payments during the first nine months of fiscal 2008	(5,348)
Adjustment	(312)
Foreign exchange adjustment	1,220

Balance as at November 30, 2007	$ 3,142

13.	Definitive Agreement with IBM

On November 12, 2007, IBM and Cognos announced that the two companies had entered into an arrangement agreement for IBM to acquire Cognos in an all-cash transaction at a price of approximately $5 billion or $58 per share. Each outstanding vested option to purchase the Corporation’s common stock will be cancelled in return for a cash payment equal to $58 less the exercise price of the option adjusted for applicable taxes. Each unvested option and restricted stock unit will be converted into a prorated number of IBM shares as calculated by the agreement. The transaction, which has been approved by both the Cognos and IBM Boards of Directors, is subject to approval by Cognos shareholders, the receipt of regulatory approvals and other customary closing conditions. A special meeting of Cognos shareholders is scheduled for January 14, 2008. On December 14, 2007, the Corporation furnished its proxy circular for the shareholders meeting on a Form 6-K with the Securities and Exchange Commission. The Corporation and IBM filed pre-merger notifications with the U.S. antitrust authorities pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1967, as amended (the “HSR Act”), the Federal Trade Commission and the Department of Justice. The Corporation and IBM also filed pre-merger notification with the Investment Review Division of Industry Canada. On December 10, 2007 the Corporation received an interim order from the Ontario Superior Court of Justice approving the arrangement.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

14.	Other Assets

At November 30, 2007, the Corporation held Canadian third party asset-backed commercial paper (“ABCP”) with an original cost of $14,600,000, which are included in Other Assets. At the dates the Corporation acquired these investments they were rated AAA by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper. These investments were due to mature during the second and third quarter of fiscal 2008 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Corporation has classified its ABCP as Other Assets after initially classifying them as Short-term investments.

On December 18, 2007, DBRS reaffirmed that the assets underlying the ABCP note in which the Corporation is invested continues to maintain the AAA credit rating as stated in a newsletter dated November 6, 2007.

The investments are currently subject to a restructuring proposal under a standstill agreement which is expected to result in the notes being converted into floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. The restructuring is expected to be completed in the first quarter of calendar 2008. On December 23, 2007, the investors committee who initiated the standstill on the investments approved an agreement in principle to restructure the ABCP.

The valuation technique used by the Corporation to estimate the fair value of its investments in ABCP notes incorporates the information available to it in respect of its own holdings, current related market conditions and other factors. As at the three and nine months ended November 30, 2007, the Corporation’s valuation resulted in an write-down of $727,000 in the ABCP notes. The write-down is included as part of other income. Management’s estimate of fair value of the ABCP is subject to significant uncertainty.

15.	Short-term borrowings:

On September 28, 2007, the Corporation entered into a five-year committed revolving credit facility. Under the facility, borrowings can be made in various forms, terms and durations. The amounts currently drawn on the facility consist of Bankers’ Acceptances, Libor loans and U.S. Base rate loans. The latest maturity of the instruments is December 13, 2007, and the average interest rate is 5.13%.

16.	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. Subsequent to the standard, the FASB has decided to defer the effective date of SFAS 157 for all non-financial assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted. The Corporation is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial condition. The Corporation does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars, unless otherwise stated)

(In accordance with U.S. GAAP)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115 (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, at the same time as SFAS 157. The Corporation is currently evaluating the impact of SFAS 159 on its consolidated results of operations and financial condition. The Corporation does not expect the adoption of SFAS 159 to have a material impact on its consolidated results of operations and financial condition.

In June 2007, the FASB ratified EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal 2009. The Corporation is currently evaluating the impact of the pending adoption of EITF 07-3 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 Revised, Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects on the business combination. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008, and will be adopted in the first quarter of fiscal 2010. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated financial statements.

17.	Comparative Results

Certain figures in the prior periods’ financial statements have been reclassified in order to conform to the presentation adopted in the current year. None of these changes in presentation affect previously reported results of operations.

Item 2.

COGNOS INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in United States dollars and in accordance with U.S. GAAP, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS/SAFE HARBOR

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the unaudited Consolidated Financial Statements and Notes included in Item 1 of this Quarterly Report and can also be read in conjunction with the audited Consolidated Financial Statements and Notes, and MD&A contained in our Annual Report on Form 10-K for the fiscal year ended February 28, 2007 (“fiscal 2007”). Certain statements made in this MD&A that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. Terms and phrases such as, “opportunity”, “expected”, “plans”, “aimed at”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Such forward-looking statements relate to and include, among other things, our expectations regarding future share purchases; our expectations regarding our future revenues, net income and earnings; our expectations regarding our integration of Applix; our expectations regarding our pending transaction with IBM; our anticipated tax rates and tax benefits and liabilities; market trends, including the strength of the business intelligence (“BI”) market; severance payments under our margin improvement plan; larger transactions and our ability to execute on them; consolidation in our industry; foreign currency trends and their effects, including on our business and operating margin; our policy regarding payment of dividends; the adequacy of our capital to meet our requirements; the impact on our financial statements of investments in asset-backed commercial paper; the strength of our intellectual property protection; the impact of new accounting pronouncements.

These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that may cause such differences include, but are not limited to, Cognos’ ability to successfully integrate the Applix business and to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all; such integration may be more difficult, time-consuming or costly than expected; Cognos and IBM’s ability to consummate the proposed transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the remaining regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’ operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; as well as the risk factors discussed previously and in other periodic reports filed with the Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”). Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statement to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

We prepare and file our consolidated financial statements and the MD&A in United States (“U.S.”) dollars and in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), unless otherwise stated. As the Corporation is also a reporting issuer in each of the provinces of Canada and is incorporated under the Canada Business Corporations Act (“CBCA”), it historically has been required to prepare Canadian GAAP financial statements for its shareholders. Amendments to provincial securities laws and the CBCA allow the Corporation to report solely under U.S. GAAP to its shareholders.

Discussion of Non-GAAP Financial Measures

In addition to our GAAP results, Cognos discloses adjusted revenues, operating margin percentage, net income and net income per diluted share, referred to respectively as “non-GAAP revenues”, “non-GAAP operating margin percentage,” “non-GAAP net income,” and “non-GAAP net income per diluted share.” These items, which are collectively referred to as “Non-GAAP Measures”, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, the restructuring charges related to our margin improvement plan, and the impact on revenue of the write-down of acquired deferred revenue to fair value, as required by GAAP on acquisition of Applix, (collectively “Excluded Items”) as these items are considered non-recurring. From time to time, subject to the review and approval of the audit committee of the Board of Directors, management may make other adjustments for revenues, expenses, gains and losses that it does not consider reflective of core operating performance in a particular period and may modify the Non-GAAP Measures by adjusting these revenues, expenses, gains and losses. Management makes these adjustments so that core operating performance reflects management’s business activities as well as changes within the software industry.

Management defines its core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Management has excluded the effect of the deferred revenue adjustment to fair value on acquisition of Applix as the adjustment will reduce the comparability of future periods performance when renewals occur, which will drive operating income. The Excluded Items are removed from our core operating performance because the decisions which gave rise to these revenues and expenses were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods. While strategic decisions, such as the decisions to issue stock-based compensation, to acquire a company or to restructure the organization, are made to further our long-term strategic objectives and do impact our income statement under GAAP, these items affect multiple periods and management is not able to change or affect these items within any particular period. Therefore, management excludes these impacts in its planning, monitoring, evaluation and reporting of our underlying revenue-generating operations for a particular period.

Prior to the adoption of FAS 123R on March 1, 2006, the beginning of our fiscal year 2007, management’s practice was to exclude stock-based compensation internally to evaluate performance. With the adoption of FAS 123R, management concluded that the Non-GAAP Measures could provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107. As of the beginning of our fiscal 2007, management also began excluding amortization of acquisition-related intangible assets when assessing appropriate adjustments for non-GAAP presentations. When we acquired Applix in the third quarter of fiscal 2008, management began excluding the impact of charges relating to the write-down of deferred revenue from our Non-GAAP Measures. While all of these items affect GAAP net income, management does not use them to assess the business’ operational performance for any particular period, and management’s short-term compensation is not based on them because: each item affects multiple periods and is unrelated to business performance in a particular period; management is not able to change the items in any particular period; and the items do not contribute to the operational performance of the business for any particular period, or in the case of excluding the write-down of deferred revenue, the exclusion helps the user understand the future ongoing operational performance when the support is renewed.

In the case of stock-based compensation, as disclosed in our Annual Report on Form 10-K, Item 11, (which incorporates by reference the Corporation’s Proxy Statement, specifically the Compensation Discussion and Analysis) for the fiscal year ended February 28, 2007 (“2007 Form 10-K”), our compensation strategy is to use stock-based compensation as a key tool to align management “to make strategic decisions and to manage Cognos with a view to increasing shareholder value through an increase in Cognos’ share price over the medium and long-term.” Whether the grant of stock options or restricted share units are part of a Key Employee grant, are merit based or are granted based on meeting specific performance criteria in a measurement period, these grants vest over time and are aimed at long-term employee retention, rather than at motivating or rewarding operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period. We use annual cash bonus payouts for executives and other employees to motivate and reward annual operational performance in the areas of revenue and operating margin achievement.

Management views amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising during the time that preceded the acquisition. It is a cost that is determined at the time of the acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period, and does not contribute to operational performance in any particular period.

The margin improvement plan reflected a fundamental realignment of our business, including significant personnel reductions within higher levels of management. The restructuring charges are excluded in our Non-GAAP Measures because they are significantly different in magnitude and character from routine personnel adjustments that management makes when monitoring and conducting the Corporation’s core operations during any particular period. The restructuring decision and related expenses are not related to operating performance for any particular period, and are not subject to change by management in any particular period. Instead, the restructuring was intended to align our business model and expense structure to our position in the market we were experiencing, and expect to continue to experience, over the long-term.

Management views the impact of the write-down of acquired deferred revenue to fair value, due to purchase accounting, as a non-recurring acquisition only adjustment, and it is not consistent with the method used by management to value the entity when it is acquired. This has the effect of increasing support revenue to the amounts that would have been recorded in the absence of the purchase accounting adjustments required by GAAP. Management’s view is that to exclude deferred revenue because of purchase accounting adversely affects comparability between past and future reports of financial results, as the revenue reduction related to acquired deferred revenue will not recur when related annual software maintenance contracts are renewed in future periods. The inclusion of the amount will render the financial statements easier to understand, and more predictable.

Management also uses these Non-GAAP Measures to operate the business because the Excluded Items are not under the control of, and, accordingly, not used in evaluating the performance of, operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the award of stock options is governed by the Human Resources and Compensation Committee of the Board of Directors. With respect to acquisition-related intangible assets, acquisition-related deferred support revenue write-down and charges associated with the margin improvement plan, these charges arise from acquisitions and a restructuring that are the result of strategic decisions which are not the responsibility of most levels of operational management. The restructuring charges, like our stock-based compensation charges, acquisition-related deferred support revenue write-down and amortization of acquisition-related intangible assets, are excluded in management’s internal evaluations of our operating results and are not considered for management compensation purposes.

Ultimately, the Excluded Items are incurred to further our long-term strategic objectives, rather than to achieve operational performance objectives for any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by adjusting revenues, expenses, gains and losses that are not directly related to performance in any particular period. Further, management considers this supplemental information to be beneficial to shareholders because it shows our operating performance without the impact of the Excluded Items that are largely unrelated to the performance of our underlying revenue-generating operations during the period in which they are recorded. Including such disclosure in our filings also provides investors with greater transparency on period-to-period performance and the manner in which management views, conducts and evaluates the business.

Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. There are a number of limitations on the Non-GAAP Measures, including the following:

•	The Non-GAAP Measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software companies.

•	The Non-GAAP Measures do not reflect all costs associated with our operations determined in accordance with GAAP. For example:

•

Non-GAAP operating margin performance and non-GAAP net income do not include stock-based compensation expense related to equity awards granted to our workforce. Cognos’ stock incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results under FAS 123R. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from our Non-GAAP Measures.

•

While amortization of acquisition-related intangible assets does not directly impact our current cash position, such expense represents the declining value of the technology or other intangible assets that we have acquired. These assets are amortized over their respective expected economic lives or impaired, if appropriate. The expense associated with this decline in value is excluded from our non-GAAP disclosures and therefore our Non-GAAP Measures do not include the costs of acquired intangible assets that supplement our research and development.

•

Restructuring charges primarily represent severance charges associated with our margin improvement plan, which was implemented in the third quarter of fiscal 2007. These charges are a significant expense from a GAAP perspective and the costs associated with the restructuring would be operational in nature absent the margin improvement plan. Most of the charges are cash expenditures which are excluded from our Non-GAAP Measures.

•

The Corporation excludes the effect of the deferred support revenue write-down associated with the Applix acquisition, which is a required fair value purchase accounting adjustment under GAAP, as management believes that its exclusion is reflective of ongoing operating results. Thus non-GAAP revenue, non-GAAP operating margin performance and non-GAAP net income include a significant revenue adjustment.

•

Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will recur and will impact our GAAP results. While adjustments to revenue for acquired deferred maintenance and restructuring costs are non-recurring activities, their occasional occurrence will impact GAAP results. As such, the Non-GAAP Measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring.

Because of these limitations, management recognizes that the Non-GAAP Measures should not be considered in isolation or as an alternative to our results as reported under GAAP. Management compensates for these limitations by relying on the Non-GAAP Measures only as a supplement to our GAAP results.

ABOUT COGNOS

Cognos, the world leader in business intelligence and performance management solutions, provides world-class enterprise planning and BI software and services to help companies plan, understand, and manage financial and operational performance.

Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give customers a complete performance system. The Cognos performance system is an open and adaptive solution that leverages an organization’s ERP, packaged applications, and database investments. It gives customers the ability to answer the questions – How are we doing? Why are we on or off track? What should we do about it? – and enables them to understand and monitor current performance while planning future business strategies.

Cognos serves more than 23,000 customers in more than 135 countries, and its top 100 enterprise customers consistently outperform market indexes. Cognos performance management solutions and services are also available from more than 3,000 worldwide partners and resellers.

Our strategy is to take a leadership role in performance management (“PM”), anchored by the two pillars of that market – Business Intelligence (“BI”) and Financial Performance Management (“FPM”). Our revenue is derived primarily from the licensing of our software and the provision of related services for BI and FPM solutions. These related services include product support, education, and consulting. We generally license software and provide services subject to terms and conditions consistent with industry standards. For an annual fee, customers may contract with us for product support services, which include product and documentation enhancements, as well as tele-support and web-support.

OVERVIEW OF THE QUARTER

We delivered strong financial results for the third quarter of fiscal 2008. Highlighting these results were growth in total revenue of 16% and diluted earnings per share of 106% compared to the corresponding period of the prior year. During the quarter, we experienced solid growth in all types of revenue, posting growth in license revenue, support revenue, and services revenue of 16%, 15%, and 19% respectively, when compared to the corresponding period last year. Foreign currency fluctuations continued to be a challenge in the quarter on our earnings per share and net income as these measures were negatively affected by a strong Canadian dollar as a large proportion of our expenses are incurred in Canada. Our earnings per share was also positively affected by a reduction in the number of outstanding shares, as compared to the same period last year, a result of the purchase and cancellation of common shares under our Share Repurchase Programs.

During the quarter, we completed the acquisition of Applix and as a result we have included their revenues and expenses in our financial results since the date we obtained control of the entity, October 17, 2007. During the quarter, Applix results were slightly dilutive to our net income.

On November 12, 2007, we announced that we had entered into a definitive agreement with IBM which calls for IBM to acquire Cognos in an all-cash transaction at a price of approximately $5 billion or $58 per share. Earnings for the quarter were adversely affected as a result of activities related to negotiating the definitive agreement, as we incurred significant additional selling, general, and administrative expenses relating to professional fees and other costs in connection with the merger. We anticipate more of these costs will be incurred in the fourth quarter.

Operating Performance

Revenue for the three-month period ended November 30, 2007 was $288.2 million, an increase of 16% from $247.8 million for the corresponding period last year. License revenue increased 16% to $108.9 million, compared with $94.0 million in the third quarter last fiscal year. License revenue was up due to a combination of factors, including increased sales capacity as we ended the quarter with 441 sales representatives, up 7% from the prior quarter and 21% for the same period in fiscal 2007, and positive foreign exchange impact and the inclusion of Applix license revenue since acquisition. Product support revenue increased 15% to $124.4 million from $107.8 million for the same quarter last year, as we continue to expand our customer base and experience solid renewal rates. Services revenue also contributed to the growth in revenue during the quarter, increasing 19% to $54.9 million from $46.0 million for the same quarter last year.

We signed 18 contracts in excess of one million dollars during the quarter, compared with 11 contracts in the corresponding period last year. The number of contracts greater than $200,000 and $50,000 increased by 40% and 22%, respectively, compared to the corresponding period last year. Average license order size for orders greater than $50,000 was $205,000 for the three months ended November 30, 2007, compared to $222,000 last year. The decrease in average order size year over year is principally due to several individually large transactions in the prior period and not a change in the long term trend. We believe that order size is an indication of the scale of investment our customers are making in our products. These larger investments create a foundation for future growth as it enables us to generate additional software licensing revenue and ongoing maintenance renewals.

Net income for the three-month period ended November 30, 2007 was $31.0 million or $0.37 per diluted share compared to net income of $16.5 million or $0.18 per diluted share for the same period last year, representing an increase in net income and earnings per diluted share of 87% and 106% respectively. The increase in net income for the quarter was primarily due to an increase in revenue, the reduction in the current quarter’s tax expense, and costs incurred in the third quarter of fiscal 2007 relating to the margin improvement plan which did not recur in the third quarter of fiscal 2008. The increase in net income was partially offset by the unfavorable effect of foreign currency on expenses, predominantly due to the stronger Canadian dollar, and an increase in our selling, general and administrative costs, primarily due to certain costs associated with the IBM definitive agreement in the third quarter of fiscal 2008. The percentage increase in earnings per share is significantly greater than the percentage increase in net income as a result of our repurchase and cancellation of over 8.9 million shares, under the 2006 Share Repurchase Program, partially offset by the issuance of 3.4 million shares on exercise of options during the same period.

Non-GAAP net income for the three months ended November 30, 2007 was $43.1 million and non-GAAP net income per diluted share was $0.51 compared to non-GAAP net income of $43.1 million and non-GAAP net income per diluted share of $0.48 for the corresponding period last year. This represents a growth in non-GAAP earnings per diluted share of 6%. The Non-GAAP Measures presented herein, including non-GAAP net income, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, the deferred support revenue write-down, and restructuring charges. Management uses the Non-GAAP Measures to measure core operating performance in individual periods. Management’s use of the Non-GAAP Measures is further discussed in the section entitled “Discussion of Non-GAAP Financial Measures” and a reconciliation between the Non-GAAP Measures and the most closely related GAAP measures is included in the section entitled “Non-GAAP Financial Measures”.

We ended the quarter with $167.5 million in cash, cash equivalents, and short-term investments. This represents a decrease of $271.9 million from August 31, 2007. The decrease in cash, cash equivalents and short-term investments was primarily the result of the acquisition of Applix, which resulted in a net cash outflow of $297.4 million.

Recent Announcements

On November 12, 2007, IBM and Cognos announced that the two companies had entered into an arrangement agreement for IBM to acquire Cognos in an all-cash transaction at a price of approximately $5 billion or $58 per share. Each outstanding vested option to purchase the Corporation’s common stock will be cancelled in return for a cash payment equal to $58 less the exercise price of the option and applicable taxes. Each unvested option and restricted stock unit will be converted into a prorated number of IBM shares as calculated by the agreement. The transaction, which has been approved by both the Cognos and IBM Boards of Directors, is subject to approval by Cognos shareholders, the receipt of regulatory approvals and other customary closing conditions. A special meeting of Cognos shareholders is scheduled for January 14, 2008. On December 14, 2007, the Corporation furnished its proxy circular for the shareholders meeting on a Form 6-K with the Securities and Exchange Commission. The Corporation and IBM filed pre-merger notifications with the U.S. antitrust authorities pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1967, as amended, the Federal Trade Commission and the Department of Justice. The Corporation and IBM also filed pre-merger notification with the Investment Review Division of Industry Canada. On December 10, 2007 the Corporation received an interim order from the Ontario Superior Court of Justice approving the arrangement.

On September 4, 2007 we entered into a definitive agreement to acquire all of the outstanding common shares of Applix by way of a tender offer valued at approximately $342 million or $17.87 per share. On October 17, 2007, we assumed control of Applix. On October 25, 2007, Applix was merged and became a wholly owned subsidiary of Cognos.

On September 27, 2007, we announced the adoption of a share repurchase program which commenced on October 10, 2007 and ends on October 9, 2008 (the “2007 Share Repurchase Program”). The program allows Cognos to repurchase up to 6,000,000 common shares (which is approximately 7% of the common shares outstanding on that date) provided that no more than $200.0 million is expended in total under the program.

On September 28, 2007, we entered into a five-year committed unsecured revolving credit facility (the “Credit Facility”) with major Canadian and U.S. based banks. The Credit Facility provides for borrowing up to $200.0 million which can be drawn in U.S. dollars or Canadian dollars.

Also during the quarter, we announced that we had been selected for the Dow Jones World Sustainability Index for the eighth consecutive year. We were the only independent performance management vendor named to this year’s list. Corporate sustainability is described as “a business approach to create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments”.

RESULTS OF OPERATIONS

Recently Adopted Accounting Principle

On March 1, 2007, the Corporation adopted FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”). As a result of the adoption of FIN 48, in accordance with the provisions of FIN 48, the Corporation’s cumulative effect adjustment resulted in an increase in income tax liabilities of $18.2 million with a corresponding decrease in the March 1, 2007 balance of retained earnings of $18.2 million. Upon adoption of FIN 48, the Corporation has elected an accounting policy to classify accrued interest related to liabilities for income taxes in income tax expense. Previously, interest related to liabilities for income taxes was classified as interest expense in arriving at pre-tax income. Penalties related to liabilities for income taxes continue to be classified as income tax expense.

GAAP Operating Performance

(000s, except per share amounts)

					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Revenue	$288,244	$247,799	$777,265	$694,729	16.3%	11.9%
Cost of revenue	57,719	60,732	167,314	166,658	(5.0)	0.4

Gross margin	230,525	187,067	609,951	528,071	23.2	15.5
Operating expenses	201,983	174,404	533,597	477,736	15.8	11.7

Operating income	$ 28,542	$ 12,663	$ 76,354	$ 50,335	125.4	51.7
Gross margin percentage	80.0%	75.5%	78.5%	76.0%
Operating margin percentage	9.9%	5.1%	9.8%	7.2%
Net income	$ 30,956	$ 16,543	$ 79,887	$ 54,841	87.1	45.7

Basic net income per share	$0.37	$0.19	$0.93	$0.61

Diluted net income per share	$0.37	$0.18	$0.92	$0.61

Revenue for the quarter ended November 30, 2007 was $288.2 million, a 16% increase from revenue of $247.8 million for the same quarter last year. Net income for the current quarter was $31.0 million, compared to net income of $16.5 million for the same quarter last year, an increase of 87%. Diluted net income per share was $0.37 for the current quarter, compared to diluted net income per share of $0.18 for the same quarter last year. Basic net income per share was $0.37 and $0.19 for the quarters ended November 30, 2007 and November 30, 2006, respectively.

Revenue for the nine months ended November 30, 2007 was $777.3 million, a 12% increase from revenue of $694.7 million for the same period last year. Net income for the current nine-month period was $79.9 million, compared to net income of $54.8 million for the same period last year, an increase of 46%. Diluted net income per share was $0.92 for the current nine-month period, compared to diluted net income per share of $0.61 for the same period last year. Basic net income per share was $0.93 and $0.61 for the nine-month periods ended November 30, 2007 and November 30, 2006, respectively.

Gross margin for the three months ended November 30, 2007 was $230.5 million, an increase of 23% over gross margin of $187.1 million for the same quarter last year. Gross margin percentage was 80.0% for the quarter ended November 30, 2007, compared to 75.5% for the corresponding quarter last fiscal year. Gross margin for the nine months ended November 30, 2007 was $610.0 million, an increase of 16% over gross margin of $528.1 million for the same period last year. Gross margin percentage for the nine months ended November 30, 2007 was 78.5% compared to 76.0% for the corresponding period last year. In the quarter we reclassified costs associated with acquired technology as a cost of revenue as these costs increased as a result of the Applix acquisition. The increase in gross margin percentage is primarily attributable to increased revenue, lower cost of product support and lower cost of services. In the third quarter of fiscal 2007, there were significant restructuring charges in both the cost of product support and cost of services relating to our margin improvement plan; there were no such charges in the third quarter of fiscal 2008, resulting in lower expenses and an increased gross margin.

Total operating expenses for the quarter ended November 30, 2007 were $202.0 million, a 16% increase from operating expenses of $174.4 million for the same quarter last year. The increase in operating expenses is primarily the result of increased selling, general, and administrative costs, due principally to higher salaries and benefits costs, commissions, stock based compensation costs, costs associated with the IBM definitive agreement, and increased costs due to fluctuations in foreign currency expenses when expressed in U.S. dollar. These amounts were partially offset by a reduction in restructuring charges relating to the margin improvement plan that was announced in the third quarter of fiscal 2007 and did not recur in the current period. The operating margin for the quarter ended November 30, 2007 was 9.9% compared to 5.1% for the corresponding quarter of the previous fiscal year. Total operating expenses for the nine months ended November 30, 2007 were $533.6 million, a 12% increase from operating expenses of $477.7 million for the same period last year. Operating margin for the nine months ended November 30, 2007 was 9.8% compared to 7.2% for the same period last year.

The increase in operating and net income for the three and nine months ended November 30, 2007, compared to the same periods in the prior fiscal year, is primarily due to the growth in revenue during the current year and the aforementioned restructuring charges which were incurred in the comparative period last year but did not recur in the current year, offset by the other factors discussed above. Net income was also positively impacted by reduced tax expense, and adversely impacted by reduced interest income, during both periods when compared with the same periods in the prior year. The acquisition of Applix, which was completed in the third quarter of fiscal 2008, had a slight dilutive effect on operating and net income in the current fiscal periods.

We operate internationally and, as a result, a substantial portion of our business is conducted in foreign currencies. Accordingly, our results are affected by year-over-year changes in the value of the U.S. dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies. The following table breaks down the year-over-year percentage change in revenue, expenses, and operating income between change attributable to growth and change attributable to fluctuations in the value of the U.S. dollar as compared to those other currencies.

Year-over-year Percentage Change in Revenue and Expenses

	Three Months Ended November 30, 2007 over 2006			Nine Months Ended November 30, 2007 over 2006
	Growth Excluding Foreign Exchange	Foreign Exchange	Net Change	Growth Excluding Foreign Exchange	Foreign Exchange	Net Change
Revenue	10.1%	6.2%	16.3%	7.6%	4.3%	11.9%
Cost of Revenue and Operating Expenses	1.1	9.3	10.4	3.1	5.7	8.8
Operating Income	177.3	(51.9)	125.4	65.0	(13.3)	51.7

Non-GAAP Financial Measures

The Non-GAAP Measures presented herein, including non-GAAP net income, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, restructuring charges, and deferred revenue write-down on acquisition. Management uses the Non-GAAP Measures to measure core operating performance in individual periods. Management’s use of the Non-GAAP Measures is further discussed in the section entitled “Discussion of Non-GAAP Financial Measures” and a reconciliation between the Non-GAAP Measures and the most closely related GAAP measures is included in this section.

(000s, except per share amounts)	Three months ended November 30,		Nine months ended November 30,		Percentage Change
					Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Non-GAAP Revenue	$290,042	$247,799	$779,063	$694,729	17.0%	12.1%
Non-GAAP Operating Income	$ 45,821	$ 48,388	$112,330	$100,298	(5.3)	12.0
Non-GAAP Operating Margin	15.9%	19.5%	14.4%	14.4%
Non-GAAP Net Income	$ 43,117	$ 43,144	$107,002	$ 92,950	(0.1)	15.1
Non-GAAP Net Income per Diluted Share	$0.51	$0.48	$1.23	$1.03

Non-GAAP revenue for the quarter ended November 30, 2007 was $290.0 million, compared to $247.8 million for the same quarter last year. Non-GAAP revenue adds back the write-down in deferred revenue associated with the Applix acquisition. Revenue for the periods ending November 30, 2006 were not adjusted as there were no excluded revenues during the periods.

Non-GAAP operating margin for the quarter ended November 30, 2007 was 15.9% compared to 19.5% for the corresponding quarter of the previous fiscal year. Non-GAAP operating margin for the nine months ended November 30, 2007 was 14.4%, same as for the corresponding period last year.

Non-GAAP net income for the current quarter was $43.1 million, flat when compared to the same quarter last year. Non-GAAP net income per diluted share was $0.51 for the current quarter, compared to non-GAAP net income per diluted share of $0.48 for the same quarter last year. Non-GAAP net income for the current nine-month period was $107.0 million, compared to $93.0 million for the same period last year. Non-GAAP net income per diluted share was $1.23 for the current nine-month period, compared to non-GAAP net income per diluted share of $1.03 for the same period last year.

The primary factor driving the decrease in non-GAAP operating margin for the three months ended November 30, 2007 when compared with the same period last year, was higher SG&A costs. The increase in SG&A costs during fiscal 2008 related primarily to increased salaries and benefits cost, due to higher head count, and the effects of foreign exchange. In addition, certain costs associated with the IBM definitive agreement and termination costs also caused SG&A to increase.

Non-GAAP net income for the three and nine months ended November 30, 2007, compared to the same period in the prior fiscal year, was affected by the same factors as the related GAAP metrics described in the GAAP Operating Performance above.

The following tables reflect Cognos’ Non-GAAP results reconciled to GAAP results:

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Revenue
GAAP Total Revenue	$288,244	$247,799	$777,265	$694,729
Plus:
Deferred support revenue write-down	1,798	—	1,798	—

Non-GAAP Total Revenue	$290,042	$247,799	$779,063	$694,729

Operating Income
GAAP Operating Income	$ 28,542	$ 12,663	$ 76,354	$ 50,335
Plus:
Deferred support revenue write-down	1,798	—	1,798	—
Amortization of acquisition-related intangible assets	3,339	1,701	6,946	5,104
Stock-based compensation expense	12,142	7,126	27,544	17,961
Restructuring charge	—	26,898	(312)	26,898

Non-GAAP Operating Income	$ 45,821	$ 48,388	$112,330	$100,298

Operating Margin Percentage
GAAP Operating Margin Percentage	9.9%	5.1%	9.8%	7.2%
Plus:
Deferred support revenue write-down	0.6	—	0.2	—
Amortization of acquisition-related intangible assets	1.2	0.7	0.9	0.7
Stock-based compensation expense	4.2	2.9	3.5	2.6
Restructuring charge	—	10.8	—	3.9

Non-GAAP Operating Margin Percentage	15.9%	19.5%	14.4%	14.4%

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Net Income
GAAP Net Income	$30,956	$16,543	$ 79,887	$54,841
Plus:
Deferred support revenue write-down	1,798	—	1,798	—
Amortization of acquisition-related intangible assets	3,339	1,701	6,946	5,104
Stock-based compensation expense	12,142	7,126	27,544	17,961
Restructuring charge	—	26,898	(312)	26,898
Less:
Income tax effect of deferred revenue write-down	(637)	—	(637)	—
Income tax effect of amortization of acquisition-related intangible assets	(1,201)	(645)	(2,421)	(1,916)
Income tax effect of stock-based compensation expense	(3,280)	(2,108)	(5,920)	(3,567)
Income tax effect of restructuring charge	—	(6,371)	117	(6,371)

Non-GAAP Net Income	$43,117	$43,144	$107,002	$92,950

Net Income per diluted share
GAAP Net Income per diluted share	$0.37	$0.18	$0.92	$0.61
Plus:
Deferred support revenue write-down	0.02	—	.02	—
Amortization of acquisition-related intangible assets	0.04	0.02	0.08	0.05
Stock-based compensation expense	0.14	0.08	0.32	0.20
Restructuring charge	—	0.30	—	0.30
Less:
Income tax effect of deferred revenue write-down	(0.01)	—	(0.01)	—
Income tax effect of amortization of acquisition-related intangible assets	(0.01)	(0.01)	(0.03)	(0.02)
Income tax effect of stock-based compensation expense	(0.04)	(0.02)	(0.07)	(0.04)
Income tax effect of restructuring charge	—	(0.07)	—	(0.07)

Non-GAAP Net Income per diluted share	$0.51	$0.48	$1.23	$1.03

Shares used in computing diluted net income per share	84,692	90,187	87,027	90,412

Percentage of Revenue Table

The following table sets out, for the periods indicated, the percentage that each income and expense item bears to revenue, and the percentage change of each item compared to the indicated prior period.

	Percentage of Revenue				Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Revenue	100.0%	100.0%	100.0%	100.0%	16.3%	11.9%

Cost of revenue	20.0	24.5	21.5	24.0	(5.0)	0.4

Gross margin	80.0	75.5	78.5	76.0	23.2	15.5

Operating expenses
Selling, general, and administrative	56.3	55.6	54.4	53.7	18.0	13.4
Research and development	13.5	14.7	14.1	14.9	6.6	5.3
Amortization of acquisition-related intangible assets	0.3	0.1	0.2	0.2	142.6	53.3

Total operating expenses	70.1	70.4	68.7	68.8	15.8	11.7

Operating income	9.9	5.1	9.8	7.2	125.4	51.7
Interest and other income, net	0.5	2.7	2.1	2.6	(76.7)	(10.1)

Income before taxes	10.4	7.8	11.9	9.8	56.4	35.6
Income tax provision	(0.3)	1.1	1.6	1.9	(132.9)	(6.2)

Net income	10.7%	6.7%	10.3%	7.9%	87.1	45.7

REVENUE
($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Product License	$108,920	$93,994	$271,632	$245,734	15.9%	10.5%
Product Support	124,422	107,771	353,037	311,214	15.4	13.4
Services	54,902	46,034	152,596	137,781	19.3	10.8

Total Revenue	$288,244	$247,799	$777,265	$694,729	16.3	11.9

Our total revenue was $288.2 million for the quarter ended November 30, 2007, an increase of $40.4 million or 16%, compared to the quarter ended November 30, 2006. Our total revenue was $777.3 million for the nine months ended November 30, 2007, an increase of $82.5 million or 12%, compared to the nine months ended November 30, 2006. The increase in license revenue was primarily related to Cognos 8 BI and FPM products, as well as Applix TM1 product. Two years ago, we combined the functionality of the products included in our Series 7 suite of BI products on a services oriented architecture to create Cognos 8 BI. Cognos 8 is a completely web-based product, whereas our Series 7 Suite was on a Windows-based architecture. The growth in Cognos 8 BI is partially offset by a reduction in license revenue relating to our legacy products: PowerPlay, Cognos ReportNet, Impromptu, Cognos DecisionStream, Cognos Metrics Manager, Cognos Visualizer, NoticeCast, and Cognos Query. These products, however, continue to generate significant product support revenue. As more Series 7 customers license or migrate to Cognos 8, we expect a decline in total revenue from these products that will be more than offset by increased total revenue from Cognos 8. We also experienced strong license revenue growth in our FPM products, including Cognos Planning and Cognos Controller, as we released these products on the Cognos 8 platform during the first and second quarter of this fiscal year. Finally, the revenue generated by Cognos, from Applix products, represent a small portion of our revenues for the third quarter of fiscal year 2008.

The overall change in total revenue from our three revenue categories in the quarter ended November 30, 2007 from November 30, 2006 was as follows: a 16% increase in product license revenue, a 15% increase in product support revenue, and a 19% increase in services revenue. The increase for the same categories for the nine months was as follows: 11%, 13%, and 11%, respectively.

Industry Trends and Geographic Information

We believe that growth in the BI market continues to be driven by three main factors: (1) a desire by enterprises to standardize on one BI platform, (2) investment in the Office of Finance on FPM solutions driven by the increasing importance of compliance and transparency, and (3) a growing focus on performance management.

First, we believe BI has become a leading priority within IT budgets as businesses try to leverage their investments in enterprise applications and expand the penetration of BI within their organizations. In particular, businesses are looking to standardize on one BI platform to reduce the number of platforms and vendors they support and to better align their operations with their strategy. We believe that the breadth and depth of functionality of our BI offering make it the solution of choice.

Second, there is increased investment in FPM solutions within the Office of Finance of most enterprises driven by our customers’ continued focus on compliance and transparency. Organizations are looking to replace spreadsheet-based applications and legacy systems with single instance planning, consolidation, and financial reporting solutions that reduce the effort and cost of compliance. Further, these organizations are looking to extend these solutions beyond compliance to achieve best practices, specifically in the area of rolling plans, planning standardization, and reduced time to close. This focus allows the Office of Finance to extend beyond managing pure financial goals and towards overall performance goals and PM. We believe that our planning and consolidation products help improve the accuracy, transparency, and timeliness of financial information. For this reason, we believe, we are seeing increased demand for these products.

Finally, performance management is a growing segment in the software industry. It blends BI with FPM planning, budgeting, and scorecarding to provide management performance visibility and to support the corporate decision-making process. We believe that our market-leading BI, planning, consolidation, and scorecarding products deliver a complete PM solution. These separate agendas provide multiple entry points into a PM solution that are appealing to both the finance and operational segments of enterprises. Our single platform for BI and FPM differentiates us from our competition by enabling enterprises to easily integrate new and existing IT application into their PM plan.

We believe that our customers purchase and deploy our PM software in stages. Our licensing model is primarily a user-based licensing model where we charge our customers a per-user fee for each perpetual license. Further, our software can be used for many different applications within our customer’s environments and across their departments. Committing to license all users for all applications as an enterprise purchase is a large commitment for our typical customers. As a result customers typically purchase only the products and the number of licenses of those required products to meet their immediate needs. As they continue to deploy our software to more users or identify other needs our products can meet, they purchase additional licenses for products previously licensed or our other products in another stage. This leads to larger orders in later stage purchase as customers expand their deployment, whether they are choosing to standardize or adopt PM.

We believe these trends are leading to the increase in the number of large customer engagements that we are experiencing, an increase in enterprise-wide deployment of BI products, and a strengthening of our relationships with some of the world’s largest organizations, and with our strategic partners. We believe that successful execution on large contracts is, and will continue to be, an essential contributor to strong license revenue performance in fiscal 2008. We expect the trend towards larger contracts to continue as a result of the growing demand for standardization and the deepening strategic importance of performance management within our customers’ businesses. While we are becoming involved in more and more of these larger contracts, small and medium-sized contracts continue to be important contributors to our success.

We believe that order size and the number of large transactions are indications of enterprise–scale investment in our products by our customers which creates a foundation for future growth. We use all of the following key revenue indicators to monitor order performance:

Key Revenue Indicators

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Orders (License, Support, Services)
Transactions greater than $1 million	18	11	34	34
Transactions greater than $200,000	196	140	452	378
Transactions greater than $50,000	983	806	2,531	2,353
Average selling price (License orders only) ($000s)
Greater than $50,000	205	222	204	196

During the quarter we had 18 transactions greater than $1 million compared with 11 in the same quarter last year. Other key order metrics include transactions greater than $200,000, transactions greater than $50,000, and average selling price for license, support, and services transactions over $50,000. The total number of revenue transactions greater than $200,000 and $50,000 increased by 40% and 22%, respectively, compared to the comparative quarter last year, and the average selling price for license orders greater than $50,000 decreased by $17,000 as compared to the corresponding period last year. The decrease during the quarter when compared to the prior year is due to several individually large transactions in the prior period. This is not consistent with the long-term trend.

As the number of large sales opportunities increases, specifically with regard to our customers’ standardization agenda, our sales cycles have become longer as these larger transactions typically require greater scrutiny, a more extensive proof of concept, and a longer decision cycle by our customers because these transactions are more complex and represent a larger proportion of our customers’ investment budgets.

Our operations are divided into three main geographic regions: (1) the Americas (consisting of Canada, Mexico, the United States, and Central and South America), (2) EMEA (consisting of the U.K., Continental Europe, the Middle East, and Africa), and (3) Asia/Pacific (consisting of Australia and countries in the Far East). The following table sets out, for each fiscal period indicated, the revenue attributable to each of our three main geographic regions and the percentage change in the dollar amount in each region compared to the prior fiscal period.

Revenue by Geography

($000s)	Three months ended November 30,		Nine months ended November 30,		Percentage Change
					Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
The Americas	$159,361	$140,783	$444,733	$407,851	13.2%	9.0%
EMEA	103,275	85,788	268,440	230,324	20.4	16.5
Asia/Pacific	25,608	21,228	64,092	56,554	20.6	13.3

Total	$288,244	$247,799	$777,265	$694,729	16.3	11.9

This table sets out, for each fiscal period indicated, the percentage of total revenue earned in each geographic region.

Revenue by Geography as a Percentage of Total Revenue

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
The Americas	55.3%	56.8%	57.3%	58.7%
EMEA	35.8	34.6	34.5	33.2
Asia/Pacific	8.9	8.6	8.2	8.1

Total	100.0%	100.0%	100.0%	100.0%

The growth rates of our revenue in EMEA, Asia/Pacific and, to a much lesser extent, in the Americas are affected by foreign exchange rate fluctuations. The following table breaks down the year-over-year percentage change in revenue for the three and nine months ended November 30, 2007 by geographic area between change attributable to growth and change due to fluctuations in the value of the U.S. dollar.

Year-over-year Percentage Change in Revenue by Geography

	Three months ended November 30, 2006 to 2007			Nine months ended November 30, 2006 to 2007
	Growth Excluding Foreign Exchange	Foreign Exchange	Net Growth	Growth Excluding Foreign Exchange	Foreign Exchange	Net Growth
The Americas	10.8%	2.4%	13.2%	7.8%	1.2%	9.0%
EMEA	9.2%	11.2%	20.4%	7.9%	8.6%	16.5%
Asia/Pacific	8.9%	11.7%	20.6%	5.2%	8.1%	13.3%
Total	10.1%	6.2%	16.3%	7.6%	4.3%	11.9%

The growth rates of our revenue in the Americas, EMEA and Asia Pacific in local currency during the three and nine months ended November 30, 2007 was mostly attributable to increases in volume of transactions in addition to the acquisition of Applix. The revenues also increased due to foreign exchange effects. Changes in the valuation of the U.S. dollar relative to other currencies will continue to impact our revenue in the future.

Product License Revenue

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Product license revenue	$108,920	$93,994	$271,632	$245,734	15.9%	10.5%
Percentage of total revenue	37.8%	37.9%	35.0%	35.4%

Product license revenue was $108.9 million in the quarter ended November 30, 2007, an increase of $14.9 million or 16% from the quarter ended November 30, 2006; and was $271.6 million for the nine months ended November 30, 2007, an increase of $25.9 million or 11% compared to the corresponding period in the prior fiscal year. The increase in product license revenue in the three and nine months ended November 30, 2007 was driven by strong demand for Cognos 8 BI and FPM, as well as Applix TM1. We saw a large increase in the number of orders when compared to the comparative periods. Exchange rate fluctuations have also contributed to license revenue growth, contributing 6% and 4% in the three and nine month periods, respectively. Product license revenue accounted for 38% of total revenue for both the three months ended November 30, 2007 and November 30, 2006, and 35% for both the nine months ended November 30, 2007 and November 30, 2006.

The breadth of our solution is allowing us to develop long-term strategic relationships with our customers which, in turn, enables us to generate additional software licensing and ongoing maintenance renewals. These relationships are a significant asset as approximately 74% and 71% of our license revenue came from existing customers in the three and nine month periods ended November 30, 2007, respectively.

We license our software through our direct sales force and third-party channels, including resellers, value-added resellers, and OEMs. Direct sales accounted for approximately 72% and 73% of our license revenue for the third quarter of fiscal 2008 and 2007, respectively.

We believe that a direct sales force is an effective way of building long-term relationships with our customers. In addition, as enterprise-wide deployments become larger and more strategic, we believe that our relationships with systems integrators are helping us succeed, as the role of systems integrators in these large standardization opportunities is increasing.

Product Support Revenue

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Product support revenue	$124,422	$107,771	$353,037	$311,214	15.4%	13.4%
Percentage of total revenue	43.2%	43.5%	45.4%	44.8%

Product support revenue was $124.4 million in the quarter ended November 30, 2007, an increase of $16.7 million or 15% from the quarter ended November 30, 2006; and was $353.0 million in the nine months ended November 30, 2007, an increase of $41.8 million or 13% compared to the corresponding period in the prior fiscal year. The increase in support revenue was the result of the strong rates of renewal of our support contracts and the expansion of our customer base organically, as well as through the acquisition of Applix. Exchange rate fluctuations had a 7% positive impact on product support revenue during the quarter.

Product support revenue accounted for 43% of our total revenue in both the quarters ended November 30, 2007 and November 30, 2006, and was 45% of total revenue in both the nine months ended November 30, 2007 and November 30, 2006.

Services Revenue

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Services revenue	$54,902	$46,034	$152,596	$137,781	19.3%	10.8%
Percentage of total revenue	19.0%	18.6%	19.6%	19.8%

Services revenue (training, consulting, and other revenue) was $54.9 million in the quarter ended November 30, 2007, an increase of $8.9 million or 19% from the quarter ended November 30, 2006; and was $152.6 million in the nine months ended November 30, 2007, an increase of $14.8 million or 11% compared to the corresponding period in the prior fiscal year. Services revenue accounted for 19% of our total revenue for both the three months ended November 30, 2007 and November 30, 2006, and accounted for 20% for both the nine months ended November 30, 2007 and November 30, 2006.

The increase in services revenue was attributable to increases in both consulting and education revenue. As our business moves more towards larger enterprise-wide deployments and critical financial applications, our customers require an increased level of technical expertise, training and support to meet their specific needs. Though not essential to the functionality of our software, we believe training and support facilitates the successful installation and deployment of our solutions, accelerates the benefits gained from using our software and increases overall customer satisfaction. As a result, our customers have increasingly requested services such as project management, analysis and design, technical advisory, and instruction to optimize the deployment of our solutions. Exchange rate fluctuations had a 7% positive impact on services revenue for the quarter.

COST OF REVENUE

Cost of Product License

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Cost of product license	$1,850	$1,773	$4,813	$4,975	4.3%	(3.3)%
Percentage of license revenue	1.7%	1.9%	1.8%	2.0%

The cost of product license revenue was $1.9 million, an increase of 4% in the quarter ended November 30, 2007 and was $4.8 million, a decrease of $0.2 million or 3% in the nine months ended November 30, 2007, compared to the corresponding periods in the prior fiscal year. These costs represented 2% of product license revenue for the three and nine months ended November 30, 2007, the same as for both comparative periods in the prior fiscal year.

The cost of product license consists primarily of royalties for technology licensed from third parties, as well as the costs of materials and distribution related to licensed software. The change in cost of product license is as follows:

($000s)	Year-over-year Change from November 30,
	2006 to 2007
	Three months	Nine months
Royalty cost	$105	$(239)
Other	(28)	77

Total year-over-year change	$ 77	$(162)

Royalties are paid to suppliers whose technology is embedded in our product offering. The increase in royalty costs for the three months ended November 30, 2007 was primarily the result of increased sales levels during the period and changes to royalty rates in certain agreements. The decrease in royalty costs for the nine month period ended November 30, 2007 was primarily the result of increased sales levels offset by a non-recurring expense in the first quarter of fiscal 2007, as well as changes to royalty rates in certain agreements.

Cost of Product Support

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Cost of product support	$11,905	$12,977	$35,150	$35,588	(8.3)%	(1.2)%
Percentage of support revenue	9.6%	12.0%	10.0%	11.4%

The cost of product support revenue was $11.9 million, a decrease of $1.1 million or 8% in the quarter ended November 30, 2007, and was $35.2 million, a decrease of $0.4 million or 1% in the nine months ended November 30, 2007, compared to the corresponding periods in the prior fiscal year. The cost of product support represented 10% of total product support revenue for both the three and nine months ended November 30, 2007, compared to 12% and 11%, respectively, for the corresponding periods in the prior fiscal year.

The cost of product support includes the costs associated with resolving customer inquiries and other tele-support and web-support activities, royalties in respect of technological support received from third parties, and the cost of materials delivered in connection with enhancement releases. The change in cost of product support is as follows:

($000s)	Year-over-year Change from November 30,
	2006 to 2007
	Three months	Nine months
Staff-related costs	$ 1,266	$ 2,589
Computer-related costs	(273)	(821)
Restructuring	(1,351)	(1,363)
Other	(714)	(843)

Total year-over-year change	$(1,072)	$ (438)

The decrease in the cost of product support for the three and nine month periods ended November 30, 2007 was primarily attributable to the prior year restructuring costs associated with the margin improvement plan, for which there were no similar costs in the current year, reduced computer-related costs, partially offset by increases in staff-related costs to service our growing customer base. The average number of employees within the support organization showed increases of 1% and 2% in the three and nine months ended November 30, 2007, respectively, compared to the same periods last year. The change in computer-related cost during both periods are a result of certain one time items included in the prior year as a result of a significant increase in capacity during that period. Other includes direct selling and travel and living expenses. The unfavorable effect of fluctuations of foreign currencies relative to the U.S. dollar increased cost of product support by 10% and 7% for the three and nine months ended November 30, 2007, respectively, compared to the same periods last year.

Cost of Services

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Cost of services	$41,365	$44,586	$121,809	$121,907	(7.2)%	(0.1)%
Percentage of services revenue	75.3%	96.9%	79.8%	88.5%

The cost of services was $41.4 million, a decrease of $3.2 million or 7% in the quarter ended November 30, 2007 and was virtually unchanged at $121.8 million in the nine months ended November 30, 2007, compared to the corresponding periods in the prior fiscal year. The cost of services represented 75% and 80% of services revenue for the three and nine months ended November 30, 2007, respectively, compared to 97% and 89% for the corresponding periods in the prior fiscal year.

The cost of services includes the costs associated with delivering education, consulting, and other services in relation to our products. The change in cost of services is as follows:

($000s)	Year-over-year Change from November 30,
	2006 to 2007
	Three months	Nine months
Staff-related costs	$ 2,623	$ 4,741
Travel and living	267	1,579
Services purchased externally	(1,822)	(1,845)
Restructuring	(5,361)	(5,361)
Other	1,072	788

Total year-over-year change	$(3,221)	$ (98)

The decrease in cost of services for the three and nine-month periods ended November 30, 2007 was primarily attributable to the prior year restructuring costs for the margin improvement plan, for which there were no similar costs in the current year, a reduction in services purchased externally partially offset by increases in staff-related costs, as well as travel and living expenses. The average number of employees within the services organization increased 10% and 4% in the three and nine months ended November 30, 2007, respectively, compared to the same periods last year. We continue to invest in services staff as we believe the availability and positioning of services is a key factor in the timing, closure, and success for large transactions. The increase in travel and living expenses is primarily driven by more activity consistent with the higher revenue, as well as using internal resources to complete work for customers. We saw a decrease in services purchased externally as we made a concerted effort to rebalance the work performed by our staff and work performed by subcontractors, while also improving utilization of internal resources. However, subcontractors have been and will continue to be an important part of our services offering and are engaged to fill excess demand that cannot be met by internal Cognos service consultants. This demand can be in the form of increased volume or requirements for industry specialization. While we continue to hire new employees in this area, we intend to continue to supplement our skills by engaging subcontractors. Other includes recruiting fees, staff development costs and direct selling costs. The unfavorable effect of fluctuations of foreign currencies relative to the U.S. dollar increased cost of services by 5% and 4% for the three and nine months ended November 30, 2007, respectively.

OPERATING EXPENSES

Selling, General, and Administrative

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Selling, general, and administrative	$162,398	$137,663	$423,135	$373,236	18.0%	13.4%
Percentage of total revenue	56.3%	55.6%	54.4%	53.7%

Selling, general, and administrative (“SG&A”) expenses were $162.4 million, an increase of $24.7 million or 18% in the quarter ended November 30, 2007, and were $423.1 million, an increase of $49.9 million or 13% in the nine months ended November 30, 2007 compared to the corresponding periods in the prior fiscal year. These costs represented 56% and 54% of total revenue for the three and nine months ended November 30, 2007, respectively, the same as for the corresponding periods in the prior fiscal year.

SG&A expenses include staff-related costs and travel and living expenditures for sales, marketing, management, and administrative personnel. These expenses also include costs associated with the sale and marketing of our products, professional services, and other administrative costs. The change in SG&A expenses is as follows:

($000s)	Year-over-year Change from November 30,
	2006 to 2007
	Three months	Nine months
Staff-related costs	$ 24,849	$ 38,633
Professional services	6,165	3,778
External contractors	2,850	3,711
Travel & living	2,334	2,201
Marketing	1,859	4,587
Staff development	1,498	1,452
Facilities	1,473	3,732
Restructuring	(15,256)	(15,569)
Other	(1,037)	7,374

Total year-over-year change	$ 24,735	$ 49,899

The increase in SG&A expenses in the three and nine months ended November 30, 2007 was the result of general increases in costs at Cognos as well as the addition of SG&A costs as a result of the acquisition of Applix. The increases of particular note included staff-related costs, professional services, external contractors, travel & living, marketing, staff development, facilities, and other costs. These amounts were partially offset by the reduction in restructuring costs relating to the margin improvement plan which occurred in the third quarter of last year, and did not recur in the current year. The key drivers to the increase in costs were higher staff-related costs and increased revenue. The increases in staff-related costs resulting from increased personnel, higher compensation related expenses, severance, as well as associated benefits, compared to the same periods last year. The average number of employees within SG&A increased by 11% and 6% for the three and nine months ended November 30, 2007 respectively, when compared to the corresponding periods in the prior fiscal year. Also contributing to the increase for both the three and nine months ended November 30, 2007 were professional services costs, which were up primarily as a result of one time costs associated with the IBM acquisition. We also saw increases in selling costs consistent with our higher revenues, primarily due to increased marketing programs, staff development, and higher travel and living expenditures as we continue to invest in customer facing positions. The Applix acquisition resulted in higher costs for external contractors and facilities. The unfavorable effect of fluctuations of foreign currencies relative to the U.S. dollar increased SG&A expenses by 10% and 6% for the three and nine months ended November 30, 2007, respectively, when compared to the corresponding periods in the prior fiscal year.

Research and Development

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Research and development	$38,845	$36,436	$109,058	$103,584	6.6%	5.3%
Percentage of total revenue	13.5%	14.7%	14.1%	14.9%

Research and development (“R&D”) expenses were $38.8 million, an increase of $2.4 million or 7% in the quarter ended November 30, 2007, and were $109.1 million, an increase of $5.5 million or 5% for the nine months ended November 30, 2007 compared to the corresponding periods in the prior fiscal year. R&D costs were 14% of revenue for both the three and nine months ended November 30, 2007, compared to 15% of revenue for both of the corresponding periods in the prior fiscal year.

R&D expenses are primarily staff-related costs attributable to the design and enhancement of existing products along with the creation of new products. The change in R&D expenses is as follows:

($000s)	Year-over-year Change from November 30,
	2006 to 2007
	Three months	Nine months
Staff-related costs	$ 3,531	$ 4,418
External subcontractors	700	2,033
Restructuring	(4,930)	(4,917)
Other	3,108	3,940

Total year-over-year change	$ 2,409	$ 5,474

The increase in R&D expenses for the three and nine months ended November 30, 2007 was predominately the result of an increase in staff related costs, external subcontractors, and other costs, partially offset by restructuring costs relating to our margin improvement plan, which were only incurred in the prior year. There was a general increase in R&D costs as a result of the acquisition of Applix which increased our research and development capacity. Staff-related costs increased during the three months ended November 30, 2007 when compared to the corresponding period in the prior fiscal year as a result of the average number of employees within R&D increasing 5%. Staff-related costs increased during the nine months ended November 30, 2007 when compared to the corresponding period in the prior fiscal year despite a decrease in the average number of employees of 1%, as a result of higher compensation costs and associated benefits and the effects of foreign exchange. The increase in external subcontractors costs is a result of a continuation and expansion in the outsourcing of certain R&D activities. We continue to invest significant resources in R&D activities including outsourcing more R&D work in response to the high Canadian dollar. Other costs includes primarily information technology, facilities, and recruiting costs. The unfavorable effect of fluctuations of foreign currencies, especially the Canadian dollar relative to the U.S. dollar, increased R&D expenses by 10% and 6% for the three and nine months ended November 30, 2007, respectively, when compared to the corresponding periods of the prior fiscal year.

During the quarter ended November 30, 2007, we continued to invest significantly in R&D activities for our next generation of BI and FPM solutions which are the foundation of our PM vision. During the quarter, we released the next version of Cognos 8 BI, version 8.3. The focus of this new version of Cognos 8 continues to be enhanced quality, upgradeability and performance, as well as additional capabilities to accelerate adoption throughout the organization. We continued to develop additional functionality in the Cognos 8 BI environment as we look forward to the next release with the aim of additional functionality. We also invested significant R&D effort into Applix products as we integrate them into our FPM solution.

We currently do not have any internal software development costs capitalized on our balance sheet. Software development costs are expensed as incurred unless they meet the GAAP criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Capitalized costs are amortized over a period not exceeding 36 months. No costs were deferred in the three and nine months ended November 30, 2007 and November 30, 2006. Costs were not deferred in the periods because either no projects met the criteria for deferral or, if met, the period between achieving technological feasibility and the general availability of the product was short, rendering the associated costs immaterial.

Amortization of Acquired Technology and Acquisition-related Intangible Assets

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Amortization of acquired technology	$2,599	$1,396	$5,542	$4,188	86.2%	32.3%
Amortization of acquisition-related intangible assets	$ 740	$ 305	$1,404	$ 916	142.6%	53.3%

Amortization of acquired technology and acquisition-related intangible assets totaled $3.3 million, an increase of $1.6 million or 96% for the quarter ended November 30, 2007 and was $6.9 million, an increase of $1.8 million or 36% for the nine months ended November 30, 2007, compared to the corresponding periods in the prior year. The increase in amortization of both acquired technology and acquisition-related intangible assets is due to the acquisition of Applix during the third quarter.

During the quarter we reclassified amortization of acquired technology which had previously been included with amortization of acquisition-related intangible assets. Amortization of acquired technology is now included as part of Cost of Revenue. The change in presentation does not affect previously reported results of operations.

INTEREST AND OTHER INCOME, NET

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Interest and other income, net	$1,529	$6,567	$16,004	$17,794	(76.7)%	(10.1)%

Interest and other income, net, was $1.5 million, a decrease of $5.0 million or 77% in the quarter ended November 30, 2007 and was $16.0 million, a decrease of $1.8 million or 10% in the nine months ended November 30, 2007 compared to the corresponding periods in the prior fiscal year. The change in interest and other income, net, is as follows:

($000s)	Year-over-year Change from November 30,
	2006 to 2007
	Three months	Nine months
Decrease in interest revenue	$(4,347)	$(2,826)
Decrease in interest and other expenses	400	963
Gain (loss) on foreign exchange	(354)	830
Ineffective portion of cash flow hedges	(10)	(30)
Write-down of Asset Backed Commercial Paper	(727)	(727)

Total year-over-year change	$(5,038)	$(1,790)

The decrease in interest and other income, net, for the three and nine months ended November 30, 2007 was primarily as a result of lower short-term investment balances and a write-down of Asset Backed Commercial Paper, partially offset by a decrease in interest and other expenses. The reduced short-term investment balance was caused by the acquisition of Applix during the quarter as well as share repurchases during the past year. The reduction in interest expense was due principally to interest expense on tax liabilities being reclassified to tax expense subsequent to the implementation of FIN 48 in the first quarter. In the prior year, these costs were netted against interest income. Also contributing to the change in interest and other income, net, were gains and losses on conversion of foreign currency denominated assets and liabilities during the three and nine months ended November 30, 2007.

INCOME TAX PROVISION

($000s)					Percentage Change
	Three months ended November 30,		Nine months ended November 30,		Three months ended November 30,	Nine months ended November 30,
	2007	2006	2007	2006	2006 to 2007	2006 to 2007
Income tax provision (recovery)	$(885)	$2,687	$12,471	$13,288	(132.9)%	(6.2)%
Effective tax rate	(2.9)%	14.0%	13.5%	19.5%

As we operate globally, we calculate our income tax provision in each of the jurisdictions in which we conduct business. Our tax rate is therefore affected by the relative profitability of our operations in various geographic regions. In the three months ended November 30, 2007, we recorded an income tax recovery of $0.9 million and in the nine months ended November 30, 2007 we recorded an income tax provision of $12.5 million, representing an effective income tax rate of (3)% and 14%, respectively. Comparatively, in the three and nine months ended November 30, 2006, we recorded an income tax provision of $2.7 million and $13.3 million, respectively, representing an effective income tax rate of 14% and 20%, respectively. We estimate our effective tax rate for the current fiscal year to be 19%, exclusive of any significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect. This estimated effective tax rate was reduced for the three and nine-month periods ended November 30, 2007 to (3)% and 14%, respectively, due to a decrease in unrecognized tax benefits as a result of the expiration of statutes of limitations and the recognition of tax benefits associated with disqualifying dispositions of incentive stock options in the United States. The estimated effective tax rate for fiscal 2007 was 23%, exclusive of all other items. This estimated effective tax rate was reduced for the three and nine-month periods ended November 30, 2006 to 14% and 20%, respectively, due to adjustments related to a modification of an intercompany commercial arrangement and an election in respect of the functional currency of a subsidiary.

On March 1, 2007, we adopted FIN 48. As a result of the adoption, there was an increase in income tax liabilities of $18.2 million with a corresponding decrease in the balance of retained earnings. Upon adoption of FIN 48, the Corporation elected an accounting policy to classify accrued interest related to liabilities for income taxes in income tax expense. Previously, interest related to liabilities for income taxes was classified as interest expense in arriving at pre-tax income. Penalties related to liabilities for income taxes continue to be classified as income tax expense. See additional information included in Note 7 to the interim Consolidated Statements.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	As at November 30, 2007	As at February 28, 2007	Percentage Change
Cash and cash equivalents	$167,504	$376,762	(55.5)%
Short-term investments	—	315,131	(100.0)

Cash, cash equivalents, and short-term investments	$167,504	$691,893	(75.8)
Short-term borrowings	19,893	—	*
Working capital	(6,138)	488,482	*

($000s)	Nine months ended November 30,		Percentage Change Nine months ended November 30,
	2007	2006	2006 to 2007
Net cash provided by (used in):
Operating activities	$ 58,775	$ 112,227	(47.6)%
Investing activities	(20,949)	(202,346)	(89.6)
Financing activities	(242,585)	(52,722)	360.1

	As at November 30, 2007	As at November 30, 2006
Days sales outstanding (DSO)	70	61

*	not meaningful

Cash, Cash Equivalents, and Short-term Investments

As at November 30, 2007, we held $167.5 million in cash, cash equivalents, and short-term investments, a decrease of $524.4 million from February 28, 2007. The primary reasons for the decline were the acquisition of Applix which we used $297.4 million to purchase, as well as the net repurchase of our own shares totaling $262.5 million, principally as a result of the 2006 Share Repurchase Program, but also due to our purchase of treasury shares under our RSU plan, partially offset by our net income of $79.9 million and various other changes in our non-cash working capital items. Cash and cash equivalents include investments which are highly liquid and held to maturity. Cash equivalents typically include commercial paper, term deposits, banker’s acceptances and bearer deposit notes issued by major international banks. All cash equivalents have terms to maturity of ninety days or less. Short-term investments are investments that are highly liquid and held to maturity with terms to maturity greater than ninety days, but less than twelve months. Short-term investments typically consist of commercial paper, corporate bonds, bearer deposit notes, and government securities.

We group cash and cash equivalents with short-term investments when analyzing our total cash position. These balances may fluctuate from quarter to quarter depending on the renewal terms of the investments.

During the quarter ended November 30, 2007, we reclassified two third party asset backed commercial paper (“Third Party ABCP”) investments with a cost of $14.6 million which were previously included in our cash, cash equivalents, and short-term investments to Other Assets, which is part of non-current assets. During the month of August, the Canadian Third Party ABCP market experienced liquidity problems. As a result, in some cases, as notes matured certain Canadian Third Party ABCP programs were unable to raise funds from new issuances and therefore were not able to refund maturing notes. Although the assets underlying the Canadian Third Party ABCP conduits that we own are generally believed to be of high quality, the notes we held experienced liquidity difficulties. At this time, the notes are subject to a proposal which calls for the notes to be converted into floating rate notes which better match the duration of the underlying assets to address the liquidity problem. The credit rating of the instruments has recently been reconfirmed as AAA by Dominion Bond Rating Service. Given that these investments are classified as held to maturity, they are recorded at cost and are tested for “other than temporary impairment”. During the quarter we concluded that there was an other than temporary impairment of $0.7 million.

Working Capital

Working capital represents our current assets less our current liabilities. As of November 30, 2007, working capital was $(6.1) million, a decrease of $494.6 million from February 28, 2007. The decrease in working capital is primarily attributable to the acquisition of Applix and the repurchase of our common shares during the period, partially offset by our net cash inflows from operations. We have access to a $200.0 million credit facility to meet working capital requirements. As at November 30, 2007, we had $19.9 million drawn on the credit facility.

Days sales outstanding was 70 days at November 30, 2007, the same as at February 28, 2007 and up from 61 days at November 30, 2006. Historically the days sales outstanding is seasonally high at year-end, and lower at the end of each quarter. However, this was not the case in the current quarter as a result of the significantly higher quarter-end accounts receivable balances due to increased revenue and the acquisition of Applix. We calculate our days sales outstanding based on ending accounts receivable balances and quarterly revenue.

Long-term Liabilities

During the quarter ended November 30, 2007, the Corporation entered into a five year committed revolving line of credit. Amounts can be drawn for short or medium term durations. As at November 30, 2007 and February 28, 2007, we had no long-term debt.

Net Cash Provided by Operating Activities

Cash provided by operating activities (after changes in non-cash working capital items) for the nine months ended November 30, 2007 was $58.8 million, a decrease of $53.5 million compared to the same period last year. The decrease is primarily attributable to changes in working capital, most notably the increased value of payments for year end bonuses and commissions in the first quarter compared to the same period last year, and lower collections of accounts receivable, which was unusually high during the nine months ended November 30, 2006 due to the large balance at February 28, 2006.

Net Cash Used in Investing Activities

Cash used in investing activities was $20.9 million for the nine months ended November 30, 2007, compared to $202.3 million in the corresponding period last fiscal year. During the nine months ended November 30, 2007, we had a net decrease in short-term investments, while during the nine months ended November 30, 2006, we had a net increase in short-term investments. In the nine months ended November 30, 2007, our proceeds on maturity of short-term investments, net of purchases, were $317.2 million. In comparison, during the nine months ended November 30, 2006, our purchases of short-term investments, net of maturities, were $186.0 million.

During the three and nine months ended November 30, 2007, we spent $297.4 million, net of cash and cash equivalents received, acquiring Applix.

During the nine months ended November 30, 2007 and November 30, 2006, we spent $20.7 million and $15.2 million, respectively, on fixed asset additions. The additions for both periods related primarily to computer equipment and software, office furniture and leasehold improvements.

Net Cash Used in Financing Activities

Cash used in financing activities was $242.6 million for the nine months ended November 30, 2007, an increase in financing activities of $189.9 million compared to the same period of the prior fiscal year. We drew $19.9 million financing from our credit facility during the nine months ended November 30, 2007, and there were no amounts drawn in the prior year. We issued 1,230,000 common shares for proceeds of $44.8 million, during the nine months ended November 30, 2007, compared to the issuance of 1,559,000 shares for proceeds of $40.8 million during the corresponding period in the prior fiscal year. The issuance of shares in the nine months ended November 30, 2007 and 2006 was pursuant to our stock purchase plan and the exercise of stock options by employees, officers, and directors.

We purchased shares in the open market under a share repurchase program and our trustee purchased shares in the open market under our Restricted Share Unit Plan. We paid $279.0 million during the nine months ended November 30, 2007 to purchase 6,881,000 shares on the open market under the share repurchase program and $28.2 million for the purchase of 652,000 shares for the Restricted Share Unit Plan. Comparatively, for the nine months ended November 30, 2006 we repurchased 2,005,000 shares at a value of $75.1 million under the share repurchase plan and 517,000 shares at a value of $18.5 million under the Restricted Share Unit Plan.

The share repurchases made during both periods were part of distinct open market share repurchase programs through The NASDAQ Global Market or The Toronto Stock Exchange. The share repurchase programs have historically been adopted in October of each year and run for one year. They have allowed the Corporation to purchase no more than 10% of the issued and outstanding shares of the Corporation on the date the plan is adopted. These programs do not commit the Corporation to make any share repurchases. Purchases can be made on The NASDAQ Global Market or The Toronto Stock Exchange at prevailing open market prices and are funded out of general corporate funds. We cancel all shares repurchased under the program. A copy of the current Notice of Intention to Make an Issuer Bid, as amended, is available from the Corporate Secretary.

Liquidity

On September 28, 2007 the Corporation entered into a five year committed unsecured revolving credit facility (the “Credit Facility”) with major Canadian and U.S. based banks. The Credit Facility provides for borrowing up to $200.0 million which can be drawn in U.S. dollars or the equivalent in Canadian dollars, subject to certain covenants. As at November 30, 2007 borrowings against the Credit Facility totaled $19.9 million.

We had an unsecured credit facility (“Old Credit Facility”) subject to annual renewal. The Old Credit Facility permitted us to borrow funds or issue letters of credit or guarantee up to Cdn $27.0 million (U.S. $20.0 million), subject to certain covenants. On October 1, 2007 the Old Credit Facility was cancelled as a result of the new Credit Facility being signed.

Contracts and Commitments

On November 12, 2007 we announced we had entered into an agreement to be acquired by IBM for approximately $5 billion, subject to shareholder approval, receipt of regulatory approvals and other customary closing conditions. It is anticipated that the acquisition will be completed in the first quarter of calendar 2008. The definitive agreement contains certain termination rights and provides that, upon the termination of the definitive agreement with IBM under certain circumstances, the Corporation would be required to pay IBM a termination fee of $150,000,000.

On October 17, 2007, the Corporation acquired control of Applix. Applix continues to be subject to indemnification obligations to certain former executives of Applix for certain acts in accordance with their Articles of Organization. The indemnification covers ongoing SEC charges against certain former executives. On acquisition of Applix, the estimated obligation relating to the indemnification of the officers was not determinable, therefore no amount was set up. Under these indemnification agreements, Applix incurred legal expenses of $0.3, $0.0 and $0.4 million during the years ended December 31, 2006, 2005 and 2004, respectively. Applix has insurance for certain legal costs associated with the indemnification. If it is ultimately determined that such former executives do not satisfy the criteria for indemnification set forth in Applix’s Articles of Organization, the Corporation would be responsible for repayment to the insurance company for amounts previously paid, and such former executives would be obligated to repay the Corporation any amounts advanced to cover legal fees or other expenses of defending such investigation.

During fiscal 2005, the Corporation entered into cash flow hedges in order to offset the risk associated with the effects of certain foreign currency exposures related to an intercompany loan and the corresponding interest payments between subsidiaries with different functional currencies. As at November 30, 2007, the Corporation had cash flow hedges, with maturities of January 14, 2008, to exchange the U.S. dollar equivalent of $68.2 million in foreign currency. At November 30, 2007, we had an unrealized loss in the amount of $8.4 million in relation to these contracts. We entered into these foreign currency exchange forward contracts with major Canadian chartered banks, and therefore we do not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts.

We have entered into foreign exchange contracts that we have chosen not to designate as a hedge for accounting purposes. When we do not designate such contracts as hedges, in accordance with FAS 133 Accounting for Derivative Instruments and Hedging Activities, we carry the contracts at their fair value with any gain or loss included in income. At November 30, 2007, we had seventeen such contracts to exchange the U.S. dollar equivalent of $337.7 million into Canadian dollars, euros and British pounds, at various dates between December 3, 2007 and April 1, 2008. We entered into these contracts to offset the foreign exchange risk on inter-company receivables that were not in the functional currency of the subsidiary which held them. The estimated incremental fair value of the derivative instruments is a liability of $1.0 million.

Except as disclosed above, our contractual obligations have not changed materially from those included in our Annual Report on Form 10-K for the year ended February 28, 2007. The exact timing of reversal or settlement of our FIN 48 liabilities cannot be reasonably estimated at the end of the quarter. Accordingly, all amounts are recorded as long-term.

We have never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in Cognos by means of our share repurchase and other programs.

Given our historical profitability and our ability to manage expenses, we believe that our current resources are adequate to meet our requirements for working capital and capital expenditures through the foreseeable future.

Inflation has not had a significant impact on our results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimates form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. These judgments may change based upon changes in business conditions. As a result, actual results may differ from these estimates under different assumptions, conditions, and experience.

The following critical accounting policies and significant estimates are used in the preparation of our consolidated financial statements:

•	Revenue Recognition

•	Stock-based Compensation

•	Allowance for Doubtful Accounts

•	Accounting for Income Taxes

•	Business Combinations

•	Impairment of Goodwill and Long-lived Assets

Revenue Recognition – We recognize revenue in accordance with Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Arrangements (collectively “SOP 97-2”). As such, we exercise judgment and use estimates in connection with the determination of the amount of software license, post-contract customer support (“PCS”), and professional services (“services”) revenues to be recognized in each accounting period.

We sell off-the-shelf software generally bundled with PCS and, on occasion, services in multiple-element arrangements. SOP 97-2 requires that judgment be applied to distinguish whether multiple elements in an arrangement can be treated as separate accounting units. In order to account separately for the services element of an arrangement that includes both product license and services, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be stated separately such that the total price of the arrangement can be expected to vary as a result of the inclusion or exclusion of the services. If these two criteria are not met, the entire arrangement is accounted for using the percentage of completion method in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts. While the service element must be stated separately, the service element does not have to be priced separately in the contract in order to separately account for the services as a separate element of the transaction.

For substantially all of our software arrangements, we defer revenue for the PCS and services to be provided to the customer based on vendor-specific objective evidence (“VSOE”) of fair value and recognize revenue for the product license when persuasive evidence of an arrangement exists and delivery of the software has occurred, provided the fee is fixed or determinable and collection is deemed probable.

We evaluate each of these criteria as follows:

•

Persuasive evidence of an arrangement exists: Our standard business practice is that persuasive evidence exists when we have a binding contract between ourselves and a customer for the provision of software or services.

•

Delivery has occurred: Delivery is considered to occur when media containing the licensed programs is provided to a common carrier or, in the case of electronic delivery, the customer is given access to download the licensed program. Our typical end user license agreement does not include customer acceptance provisions. We recognize revenue from resellers in the same fashion as end user licenses unless fee payments are based upon the number of copies made or ordered. In cases where the fees are linked to the number of copies, revenue is recognized upon sell-through to the end customer based on the number of copies sold.

•

The fee is fixed or determinable: A fee is fixed or determinable if it is a fixed amount of money or an amount that can be determined at the commencement of the contract, and is payable on Cognos’ standard payment terms. Fees are considered fixed or determinable unless a significant portion (more than 10%) of the licensing fee is due outside of the Corporation’s normal payment terms for similar transactions or is due more than 12 months after delivery, in which case revenue is recognized when payment becomes due from the customer. In addition, we only consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment. Our typical end user and reseller license agreements do not allow for refunds, returns or adjustments to the licensing fee. However, in the rare circumstance where this might occur and a refund, return or adjustment is agreed upon, revenue is recognized upon the expiration of the rights of exchange or return. For resellers, if they are newly formed, undercapitalized, or in financial difficulty, or if uncertainties about the number of copies to be sold by the reseller exist, fees are not considered fixed or determinable. If the arrangement fee is not fixed or determinable, we recognize the revenue as amounts become due and payable.

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Collectibility is probable: We extend credit to credit worthy customers in order to facilitate our business. Credit is extended through the process of risk identification, evaluation, and containment. In practical terms, this process will take the form of: customer credit checks; established credit limits for customers (where necessary); and predetermined terms of sale. Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the revenue and recognize the revenue upon cash collection.

Under the residual method prescribed by SOP 97-2, a portion of the arrangement fee is first allocated to undelivered elements included in the arrangement (i.e., PCS and services) based on VSOE of fair value, with the remainder of the arrangement fee being allocated to the delivered elements of the arrangement. Our contracts commonly include product license, PCS, and services (e.g., education and consulting). Each product license arrangement requires careful analysis to ensure that each of the individual elements in the transaction has been identified, along with VSOE of the fair value of each element. If VSOE of fair value cannot be established for the undelivered elements of a product license agreement, the entire amount of revenue from the arrangement is deferred and recognized over the period that these elements are delivered.

Services revenue primarily consists of implementation services related to the installation of our products and training revenues. Our software is ready to use by the customer upon receipt. While many of our customers may choose to configure the software to fit their specific needs, our implementation services do not involve significant customization to or development of the underlying software code. Substantially all of our services arrangements are billed on a time and materials basis and, accordingly, are recognized as the services are performed. The fair value of the services portion of the arrangement is established according to our standard price list, which includes quantity discounts, and it is based on our history of separate sales using such price lists.

Our customers typically pre-pay PCS for the first year in connection with a new product license. In such cases, an amount equal to VSOE of fair value for PCS is deferred and recognized ratably over the term of the initial PCS contract, typically 12 months. PCS is renewable by the customer on an annual basis thereafter. We use two methods to determine VSOE of fair value for PCS in a multi-element arrangement: stated price and the price when an element is sold separately. If a stated rate (either a stated renewal rate or a stated rate for the first year PCS bundled with the software license) is included in a contract (i.e., the first method), that rate is used to account for the PCS provided to that customer, provided that the rate is substantive and consistent with our customary pricing practices. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed. The second method is the price charged when the same element is sold separately. We account for PCS using the first method when a stated PCS rate is included in a contract. For all other contracts, we establish VSOE of fair value for PCS based upon the price charged when PCS is sold separately (i.e., the second method).

Our customer experience has shown that our contractual arrangements have historically used two forms of contract terms regarding PCS: contracts which include a stated PCS rate (either a stated renewal rate or a stated rate for the first year PCS bundled with the software license); and contracts which do not state a PCS rate. For contracts which include a stated renewal rate, we use that contractually stated renewal rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term provided that the stated rate is substantive and consistent with our customary pricing practices. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed.

For contracts that state a first year PCS rate, we use that stated rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognize such consideration ratably over the PCS term, provided that it is consistent with our customary pricing practices. Our customer experience based on our continual monitoring of the process has been that this stated rate is typically the rate at which PCS will be renewed and is a substantive rate. Historically, there has been a high correlation between the amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the amounts at which PCS is renewed. If our renewals history began to indicate that renewals were not highly correlated to the first year PCS amounts that we use to allocate revenue to PCS at the inception of the arrangement, then we would not be able to establish VSOE of fair value for PCS for such contracts and revenue attributable to the software license and PCS would be recognized ratably over the PCS period.

For contracts which do not state a PCS rate, we allocate a consistent percentage of the license fee to PCS in the first year of such arrangements based on a substantive rate at which our customer experience indicates customers will typically agree to renew PCS. Historically, there has been a high correlation between the mean of amounts allocated to PCS in the initial software licensing arrangement for such arrangements and the mean of amounts at which PCS is renewed.

We allocate arrangement consideration to PCS included in a software licensing arrangement based upon contemporaneous evidence of stand-alone prices and the application of controlled processes. These controlled processes include making judgments about the amount of arrangement consideration to allocate to PCS in contracts which do not state a PCS rate. Such judgments include continual monitoring of customer acceptance of renewal rates by other customers of the same customer class and evaluating customer tolerance for rate changes from a business standpoint at the time the initial license arrangement is established. On an historical basis, the contemporaneous evidence used has enabled us to establish the first year deferral consistent with the amount at which PCS has actually been renewed in the second and subsequent years. We use these renewals, which represent separate contemporaneous sales of PCS, as a basis to establish VSOE of fair value. Our process has historically provided experience to establish VSOE for PCS due to our continual monitoring of the process. If there are changes in the customers’ acceptance of renewal rates or tolerance for rate change or our related ability to monitor and evaluate those changes, we may no longer be able to establish VSOE of fair value for PCS and accordingly revenue attributable to the software license and PCS would be recognized ratably over the PCS period.

We stratify our customers into three classes in determining VSOE of fair value for PCS. The classifications are based on the amount of software license business (i.e., software license revenues), life-to-date, that has previously been obtained from the respective customers. For each class of customer, a range of prices exists which represents VSOE of fair value for PCS for that class of customer based upon substantive renewals and our experience that there is a high correlation between the mean of amount allocated to PCS in the initial software licensing arrangement for such arrangements and the mean of amounts at which PCS is renewed.

When PCS in individual arrangements is stated below the lower limits of our acceptable ranges by customer class, we adjust the percentage allocated for support upwards to the low end of the applicable range by customer class. This adjustment allocates additional revenue from license revenue to deferred PCS revenue which is amortized over the life of the PCS contract, which is typically one year. If the stated PCS is above the reasonable range, no adjustment is made and the deferred PCS revenue is measured at the contracted percentage.

In determining VSOE of fair value for PCS, we conduct our analysis on the basis of customer classes as described above. We do not consider other factors, such as: geographic regions or locations; type and nature of products; distribution channel (i.e. direct and resellers); stage of licensed product life cycle; other arrangement elements; overall economics; term of the license arrangement; or other factors. We do not differentiate our pricing policies based on these factors and our customer experience has indicated no difference in customer renewal behavior based on these factors. While our renewal experience has not shown differences in renewal behavior based on these discriminate factors, it is possible that changes related to these factors or our related ability to monitor and evaluate those changes could occur. In such circumstances, we may come to the determination that we can no longer substantiate VSOE of fair value for PCS for some or all of our software license agreements and revenue related to software licenses and PCS in such agreements would be recognized ratably over the PCS period.

We recognize revenue for resellers, value added resellers, original equipment manufacturers, and strategic system integrators (collectively “resellers”) in a similar manner to our recognition of revenue for end users.

The Corporation’s revenue recognition policies have not changed as a result of the Applix acquisition as Applix recognizes revenue on a basis consistent with Cognos.

Stock-based Compensation  –  Effective March 1, 2006, we adopted FAS 123R to account for our stock option, stock purchase, deferred share and restricted share unit plans. We elected to implement FAS 123R using the modified retrospective method of transition provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FAS 123, the predecessor to FAS 123R.

Under this standard, companies are required to account for stock-based transactions using a fair value method and recognize the expense in the consolidated statements of income. We previously accounted for stock-based compensation transactions using the intrinsic value method in accordance with APB 25 and provided the pro forma disclosures prescribed by FAS 123. Prior to April 16, 2007 the exercise price of stock awards was equal to the closing market price of the stock on the trading day preceding the date of grant. Effective April 16, 2007, the exercise price of stock awards is equal to the closing market price of the stock on the trading day on which the awards were granted. The exception to the accounting treatment for all periods is certain acquisition-related options. Accordingly, with the exception of the acquisition-related compensation and awards granted under our deferred share and restricted share unit plans, no compensation cost had been recognized in the financial statements prior to fiscal 2007.

In order to calculate the fair value of stock-based payment awards, we use a binomial lattice model. This model requires the input of subjective assumptions, including stock price volatility, the expected exercise behavior and forfeiture rate. Expected volatilities are based on the historical volatility of our stock, implied volatilities from traded options on our stock, and other relevant factors. We use historical data to estimate option exercise and employee termination within the valuation model: separate groups of employees that have similar exercise behavior and turnover rates are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option are determined by the U.S. Treasury yields and the Government of Canada benchmark bond yields for U.S. dollar and Canadian dollar options, respectively, in effect at the time of the grant.

The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we use different assumptions, our stock-based compensation expense could be materially different in the future. Further, the liability incurred as a result of our performance-based restricted share units and our deferred share unit plans is based on the fair value of our stock on the balance sheet date. If the value of our stock were to change significantly, our stock-based compensation expense could be significantly different in the future. We are also required to estimate the forfeiture rate and only recognize the expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be significantly different from what we have recorded in the period such determination is made.

Allowance for Doubtful Accounts  –  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review our accounts receivable and use our judgment to assess the collectibility of specific accounts and, based on this assessment, an allowance is maintained for 100% of all accounts over 360 days and specific accounts deemed to be uncollectible. For those receivables not specifically identified as uncollectible, an allowance is maintained for 0.9% (1.5% for periods prior to the third quarter of 2008) of those receivables at the end of the period. In order to determine the percentage used, we analyze, on an annual basis, the geographical aging of the accounts, the nature of the receivables (i.e. license, maintenance, consulting), our historical collection experience, and current economic conditions.

In the past, changes in these factors have resulted in adjustments to our allowance for doubtful accounts. These adjustments have been accounted for as changes in estimates, the effect of which has not been significant on our results of operations and financial condition. As these factors change, the estimates made by management will also change, which will impact our provision for doubtful accounts in the future. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required.

Accounting for Income Taxes  –  As an entity which operates globally, we calculate our income tax liabilities in each of the jurisdictions in which we conduct business. Our tax rate is therefore affected by the relative profitability of our operations in various geographic regions. We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the outcome of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Although we have considered forecasted taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, there is no assurance that the valuation allowance will not need to be adjusted to cover changes in deferred tax assets that may not be realized.

Our valuation allowance pertains primarily to net operating loss carryforwards. A portion of these loss carryforwards resulted from acquisitions. In the event we were to subsequently determine that we would be able to realize deferred tax assets related to acquisitions in excess of the net purchase price allocated to those deferred tax assets, we would record a credit to goodwill.

If we were to determine that we would be able to realize deferred tax assets unrelated to acquisitions in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

We provide for withholding taxes on the undistributed earnings of our foreign subsidiaries where applicable. The ultimate tax liability related to the undistributed earnings could differ materially from the liabilities recorded in our financial statements. These differences could have a material effect on our income tax liabilities and our net income.

We adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, on March 1, 2007. Under FIN 48, only income tax positions that meet the “more likely than not” recognition threshold may be recognized in the financial statements. An income tax position that meets the more likely than not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. As a result of FIN 48, we could have greater volatility in our effective tax rate in the future.

Business Combinations  –  We account for acquisitions of companies in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill.

Historically, our acquisitions have resulted in the recognition of significant amounts of goodwill and acquired intangible assets. In order to allocate a purchase price to these intangible assets and goodwill, we make estimates and judgments based on assumptions about the future income producing capabilities of these assets and related future expected cash flows. We also make estimates about the useful life of the acquired intangible assets. Should different conditions prevail, we could incur write-downs of goodwill, write-downs of intangible assets, or changes in the estimation of useful life of those intangible assets. In the past, we have made adjustments to the valuation allowance on deferred tax assets related to loss carry forwards acquired through acquisitions and the restructuring accrual related to acquisitions. These adjustments did not affect our result of operations. Instead, these adjustments were applied to goodwill.

In accordance with SFAS No.142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is not amortized, but is subject to annual impairment testing which is discussed in greater detail below under Impairment of Goodwill and Long-lived Assets.

Intangible assets currently include acquired technology, contractual relationships, and trademarks and patents. Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the software products acquired. Acquired technology is amortized over its estimated useful life on a straight-line basis. Contractual relationships represent contractual and separable relationships that we have with certain customers and partners that we acquired through acquisitions. These contractual relationships were initially recorded at their fair value based on the present value of expected future cash flows and are amortized over their estimated useful life. Trademarks and patents are initially recorded at cost. Cost includes legal fees and other expenses incurred in order to obtain these assets. They are amortized over their estimated useful life on a straight-line basis.

In accordance with SFAS 142, we continuously evaluate the remaining useful life of our intangible assets being amortized to determine whether events or circumstances warrant a revision to the estimated remaining amortization period.

Other estimates associated with the accounting for acquisitions include restructuring costs. Restructuring costs primarily relate to involuntary employee separations and accruals for vacating duplicate premises. Restructuring costs associated with the pre-acquisition activities of an entity acquired are accounted for in accordance with Emerging Issues Task Force No. 95-3, Recognition of Liabilities in Connection with a Business Combination (“EITF 95-3”). To calculate restructuring costs accounted for under EITF 95-3, management estimates the number of employees that will be involuntarily terminated and the associated costs and the future costs to operate and sublease duplicate facilities once they are vacated. Changes to the restructuring plan could result in material adjustments to the restructuring accrual.

Impairment of Goodwill and Long-lived Assets – In accordance with SFAS 142, goodwill is subject to annual impairment tests, or on a more frequent basis if events or conditions indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Corporation as a whole is considered one reporting unit. Quoted market prices in active markets are considered the best evidence of fair value. Therefore, the first step of our annual test is to compare the fair value of our shares on The NASDAQ Global Select Market to the carrying value of our net assets. If we determine that our carrying value exceeds our fair value, we would conduct a second step to the goodwill impairment test. The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill. To date, we have not needed to perform the second step in testing goodwill impairment. If the carrying amount of goodwill were to exceed the implied fair value of goodwill, an impairment loss would be recognized.

We evaluate all of our long-lived assets, including intangible assets other than goodwill and fixed assets, periodically for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”). SFAS 144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable. Events or changes in facts or circumstances can include a strategic change in business direction, decline or discontinuance of a product line, a reduction in our customer base, or a restructuring. If one of these events or circumstances indicates that the carrying value of an asset may not be recoverable, the amount of impairment will be measured as the difference between the carrying value and the fair value of the impaired asset as calculated using a net realizable value methodology. An impairment will be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. Subsequent to the standard, the FASB has decided to defer the effective date of SFAS 157 for all non-financial assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted. We are currently evaluating the impact of SFAS 157 on our consolidated results of operations and financial condition. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted, at the same time as SFAS 157. We are currently evaluating the impact of SFAS 159 on our consolidated results of operations and financial condition. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated results of operations and financial condition.

In June 2007, the FASB ratified EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal 2009. We are currently evaluating the impact of the pending adoption of EITF 07-3 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 Revised, Business Combinations. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects on the business combination. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008, and will be adopted in the first quarter of fiscal 2010. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. Our market risk exposure is also affected by liquidity in capital markets. We do not hold or issue financial instruments for trading purposes.

All of our investments are classified as held to maturity, and are made up of investments that are of a short duration to maturity. As a result, we believe that the impact of any market risk is unlikely to have a material effect on our financial position. During the quarter ended November 30, 2007, we held two investments with an original cost of $14.6 million in Canadian Third Party ABCP. The two investments were originally purchased in the second quarter of fiscal 2008 prior to any market disruption. During the month of August, segments of the Canadian Third Party ABCP market experienced liquidity problems. As a result, in some cases, as notes matured, certain Canadian Third Party ABCP programs were unable to raise funds from new issuances and therefore were not able to refund maturing notes. Although the assets underlying the Canadian Third Party ABCP conduits are generally believed to be of high quality, the conduits we held experienced liquidity difficulties. At this time, the conduits are subject to a proposal which calls for the notes to be converted into floating rate notes which better match the duration of the underlying assets to address the liquidity problem. At the time of the investment the credit rating of the ABCP were rated AAA by Dominion Bond Rating Services. Dominion Bond Rating Services has subsequently reconfirmed the AAA rating for the ABCP that we hold. During the quarter ended November 30, 2007 we recorded an impairment loss on the investments totaling $0.7 million. The impairment is based on our best estimate of discounted cash flows, however, there is uncertainty regarding this estimate.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The investment of cash is regulated by our investment policy of which the primary objective is security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed two years in length. We do not use derivative financial instruments in our investment portfolio.

Interest income on our cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of these financial instruments. We have no outstanding long-term debt. Our interest income and interest expense are most sensitive to the general level of interest rates in Canada and the United States. Sensitivity analysis is used to measure our interest rate risk. For the three and nine months ending November 30, 2007, a 100 basis-point adverse change in interest rates would have had a $0.01 and $0.04 impact on diluted earnings per share, respectively, and would not have had a material effect on our consolidated financial position or cash flows.

We have short-term borrowings of $19.9 million that mature in December 2007. The borrowings can be renewed at maturity. The interest rates on short-term borrowings are fixed until maturity and could change if renewed and result in additional interest expense. We intend to pay off the borrowings prior to the end of fiscal 2008.

Foreign Currency Risk

We operate internationally. Accordingly, a substantial portion of our business is conducted in, and our financial instruments are held in, currencies other than the U.S. dollar. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. We typically have entered into foreign exchange forward contracts to manage our exposure. The forward contracts have typically been between the United States dollar, the Canadian dollar, the euro, the British pound, the Swiss franc, the Japanese yen, and the Australian dollar. Sensitivity analysis is used to measure our foreign currency exchange rate risk. As of November 30, 2007, a 10% adverse change in foreign exchange rates versus the U.S. dollar would have decreased our reported cash, cash equivalents, and short-term investments by approximately four percent.

As we operate internationally, a substantial portion of our business is also conducted in currencies other than the U.S. dollar. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the U.S. dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies. Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs. We cannot predict the impact future foreign exchange fluctuations may have on our results; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.

Item 4. Controls and Procedures

a)	Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the Corporation’s disclosure controls and procedures as of the end of the period covered by this quarterly report and as of the filing date.

Based upon our evaluation of the disclosure controls and procedures as of the end of the period covered by this quarterly report, the Chief Executive Officer and Chief Financial Officer conclude that the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective at a reasonable assurance level as of November 30, 2007 to ensure that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that the information required to be disclosed is accumulated and communicated to our principal executive and principal financial officers as appropriate to allow timely decisions regarding disclosure.

b)	Changes in internal controls

There have been no changes in the Corporation’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Corporation have been detected.

PART II—OTHER INFORMATION

Item 1A. Risk Factors

Certain Factors That May Affect Future Results

In addition to the other information contained in this Form 6-K and the exhibits hereto, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations could be materially adversely affected by one or more of these risks, independently or in combination. This document contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements set forth at the beginning of our Management’s Discussion and Analysis. Any one or more of these risks, and any combination of these risks, as well as additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition or results of operations.

The proposed transaction with IBM presents numerous risks.

As to the proposed transaction with IBM, various factors could cause actual results to differ materially from the expected results, including Cognos and IBM’s ability to consummate the proposed transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the remaining regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’ operations into those of IBM; such integration requires significant effort of Cognos management and personnel in addition to their normal business activities, and may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; and the volatility of the international marketplace.

Our acquisition of Applix, Inc. presents many risks, and we may not realize the financial and strategic goals we anticipated at the time of the acquisition.

On October 25, 2007, we completed the acquisition of Applix, Inc. The acquisition of Applix will enable us to expand our offering to the office of finance, a critical entry point with customers. The achievement of our financial and strategic goals from this acquisition depends on the successful integration of the two companies, and our failure to successfully integrate could adversely affect our business. We must integrate our operations, people, and technology. However, we may fail to: successfully integrate the acquired products; implement a successful sales strategy for the integrated company; successfully integrate personnel and management structures; provide products or services that meet the demands of the market; gain expected efficiencies and other financial benefits from the integrated company; retain key employees; effectively control costs associated with the integration of these companies (including research and development costs); meet expected timelines for product development and commercialization; and account for exposure to liabilities of Applix that were not known or accurately evaluated by us prior to consummating the acquisition.

Our reliance on larger transactions is increasing and larger transactions are complex and unpredictable.

Our business and our operational performance increasingly rely on larger transactions at the enterprise level. In any particular fiscal period, the presence or absence of one or more of these large transactions may have a material positive or negative effect on our anticipated revenue in that period. These large transactions represent significant business and financial decisions for our customers and involve the expenditure of considerable time and effort by us and our customers in the sales process. As well, these large transactions require additional levels of management approval when compared to smaller transactions. These factors tend to increase the risk that the customer’s purchasing decision may be postponed or delayed from one period to another subsequent or later period or that the customer will alter his purchasing requirements. The sales effort and service delivery scope for larger transactions also require additional resources to execute the transaction. These factors, along with any other foreseen or unforeseen event, could result in lower than anticipated revenue for a particular period or in the reduction of estimated revenue in future periods.

As we continue to face intense competition, and the nature of our competition is changing, we may not compete successfully.

We face substantial and increased competition throughout the world. We expect our existing and new competitors to continue to improve the performance of their current products and to introduce new products (or integrated products) or new technologies. The software market and the nature of our competition may continue to consolidate and transform by merger or acquisition. Larger software vendors, including ERP software vendors, may continue to expand their product offering into our markets. For example, ERP vendor, Oracle Corporation announced in April 2007 that it had acquired Hyperion Solutions. It acquired Siebel Systems, Inc. in January 2006 and PeopleSoft, Inc. in 2005. In addition, SAP recently announced it is acquiring Business Objects and we signed a definitive agreement to be acquired by IBM. Microsoft has also increased its presence in our markets and has announced that it will continue expansion into business intelligence using its Windows platform. As our competitors continue to merge or partner with other of our competitors or ERP vendors, such changes in the competitive landscape may pose new competitive challenges that could adversely affect our ability to compete, particularly if our proposed transaction with IBM is not consummated. Entry or expansion of other large software vendors, including ERP vendors, into this market may establish competitors that have larger customer bases and substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing, and distribution of their products. Their current customer base and relationships may also provide them with a competitive advantage. New product announcements or introductions by our competitors, including the continuing emergence of open source software offerings, could cause a decline in sales, a reduction in the sales price, or a loss of market acceptance of our existing products. If we are unable to effectively compete against our current and future competitors, our ability to sell products could be harmed. Any erosion of our competitive position could have a material adverse effect on our business, results of operations, and financial condition.

Currency fluctuations may adversely affect us.

A substantial portion of both our revenues and expenditures are generated in currencies other than the U.S. dollar, such as the Canadian dollar and the euro. Fluctuations in the exchange rate between the U.S. dollar and other currencies, particularly the euro and the Canadian dollar, may have a material adverse effect on our business, financial condition, and operating results as we report in U.S. dollars. For example, while foreign exchange fluctuations had a favorable impact on results in fiscal 2007, the Canadian dollar strengthened during fiscal 2008, resulting in greater than anticipated expenses when reported in U.S. dollars. Please see further discussion on foreign currency risk included in the Market Risk section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K filed April 27, 2007.

Our sales forecasts may not match actual revenues in a particular period.

The basis of our business budgeting and planning process is the estimation of revenues that we expect to achieve in a particular quarter and is based on a common industry practice known as the “pipeline” system. Under this system, information relating to sales prospects, the anticipated date when a sale will be completed and the potential dollar amount of the sale are tracked and analyzed to provide a “pipeline” of future business. These pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter because of, among other things, the events identified in these risk factors, as well as the subjective nature of the estimates themselves. In particular, a slowdown in technology spending or a deterioration in economic conditions is likely to result in the delay or cancellation of prospective orders in our pipeline. Also, an increase in the complexity and importance of large transactions and the resulting increase in time to complete these large transactions makes forecasting more difficult. A variation from our historical or expected conversion rate of the pipeline could adversely affect our budget or planning and could consequently materially affect our operating results and our stock price could suffer.

Our products are increasingly used in complex business environments so their installation and operation in those environments is complex and requires planning and cooperation between us and our customers.

Our current products are increasingly being adopted in complex business environments. These environments pose considerable challenges to a software vendor and the successful implementation of our products in these environments requires project management expertise and cooperation between us and our customers. If we cannot enable our customers to successfully implement our products in these challenging and complex environments, we could suffer a decline in follow-on business from that customer, a decline in successful reference customers and a decline in our reputation in the market – all of which could have a material impact on our financial condition.

We may not be able to hire, integrate, retain, or compensate key personnel essential to our business or we may not be able to manage changes and transitions in our key personnel.

We believe that our success depends on our ability to hire, retain, and incent senior management and other key employees to develop, market, and support our products and manage our business. The loss of any one of their services could have a material adverse effect on our business. Our success is also highly dependent on our continuing ability to hire, integrate, and retain other highly qualified personnel as well as our ability to train and develop our existing personnel. The failure to attract and retain or to train and develop key personnel could adversely affect our future growth and profitability. Changes in senior management or other key personnel can also cause temporary disruption in our operations during transition periods. Also, a decline in our stock price may have a negative impact on the retention value of any stock-based awards to key employees and could negatively affect our ability to retain and attract key employees.

Our total revenue and operating results may fluctuate, which could result in fluctuations in the price of our common stock.

We cannot provide assurance that revenue from our products will continue to grow, or grow at previous rates or rates projected by management. For example, while our rate of revenue growth between 2007 and 2006 was greater than the rate of growth between fiscal years 2006 and 2005, our rate of revenue growth between fiscal years 2006 and 2005 was lower than the rate of growth between fiscal years 2005 and 2004. Anticipated revenue may be reduced by any one, or a combination of, unforeseen market, economic, or competitive factors, some of which are discussed in this section. We have experienced, and in the future may experience, a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business and result in fluctuations in the market price of our common stock.

Our quarterly and annual operating results may vary between periods.

Historically, our quarterly operating results have varied from quarter to quarter, and we anticipate this pattern will continue. We typically realize a larger percentage of our annual revenue and earnings in the fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the following fiscal year. As well, in each quarter we typically close a larger percentage of sales transactions near the end of that quarter. As a result, it is difficult to anticipate the revenue and earnings that we will realize in any particular quarter until near the end of the quarter. Some of the causes of this difficulty are explained in other risk factors – in particular those entitled ‘Our sales forecasts may not match actual revenues in a particular period’, ‘Our reliance on larger transactions is increasing and larger transactions are complex and unpredictable’, and ‘Our expenses may not match anticipated revenues’.

Our expenses may not match anticipated revenues.

We plan our operating expenses on anticipated revenue trends. Since a high percentage of these expenses are relatively fixed in the short-term, a delay in completing license transactions could cause significant variations in operating results from quarter to quarter and could result in operating losses. If these expenses precede, or are not subsequently followed by, increased revenues, our business, financial condition, or results of operations could be materially and adversely affected. For example, in fiscal year 2007, we incurred unplanned restructuring charges resulting from our margin improvement plan which was implemented because our revenues were in line with projections, but our expenses were projected to be greater than expected. In addition, because many of our costs are fixed in the immediate term, it can be difficult to adjust our cost structure for shortfalls in projected revenues. This can result in our financial results in a fiscal period being below our expectations and guidance.

Economic conditions could adversely affect our revenue growth and ability to forecast revenue.

The revenue growth and profitability of our business depends on the overall demand for BI and PM products and services. Because our sales are primarily to major corporate customers in the high technology, telecommunications, financial services (including insurance), pharmaceutical, utilities, and consumer packaged goods industries, our business depends on the overall economic conditions and the economic and business conditions within these industries. A weakening of one or more of the global economy, the information technology industry, or the business conditions within the industries listed above may cause a decrease in our software license revenues. A decrease in demand for computer software caused, in part, by a continued weakening of the economy, domestically or internationally, may result in a decrease in revenues and growth rates.

If we do not respond effectively to rapid technological change, our products may become obsolete.

The markets for our products are characterized by: rapid and significant technological change; frequent new product introductions and enhancements; changing customer demands; and evolving industry standards. We cannot provide assurance that our products and services will remain competitive in light of future technological change or that we will be able to respond to market demands and developments or new industry standards. If we are unable to identify a shift in market demand or industry standards quickly enough, we may not be able to develop products to meet those new demands or standards, or to bring them to market in a timely manner. In addition, failure to respond successfully to technological change may render our products and services obsolete and thus harm our ability to attract and retain customers. Even if we do respond to technological changes, our solutions may be less appealing to customers than those of our competitors, or our customers may not accept our new products and services.

We operate internationally and face risks attendant to those operations.

We earn a significant portion of our total revenues from international sales generated through our foreign direct and indirect operations. These sales operations face risks arising from local political, legal and economic factors such as the general economic conditions in each country or region, varying regulatory requirements, compliance with international and local trade, labor and other laws, and reduced intellectual property protections in certain jurisdictions. We may also face difficulties in managing our international operations, collecting receivables in a timely fashion, and repatriating earnings. Any of these factors, either individually or in combination, could materially impact our international operations and adversely affect our business as a whole.

Making and integrating acquisitions and our other strategic decisions could impair our operating results.

We have acquired additional products or businesses that we believe complement or augment our products. Acquisitions involve a number of risks, including: diversion of management’s attention; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources, dilute our shareholder base by issuing additional shares, or incur debt. Furthermore, there is the risk that our valuation assumptions and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated. Likewise, we make strategic decisions relating to all aspects of our operations including with respect to the direction of product development, acquisitions and other strategic investments, transactions and initiatives. These decisions often involve the review and consideration of competing alternatives and advice from various advisors, culminating in the exercise of judgment. There is the risk that our decision to proceed, or not to proceed, in a particular direction or with a particular strategic investment, transaction or initiative may not ultimately be the optimal decision for the company. Such decisions may hamper our competitiveness in the marketplace and have an adverse impact on our operational and financial performance.

New accounting pronouncements or guidance may require us to change the way in which we account for our operational or business activities.

The Financial Accounting Standards Board (“FASB”), the SEC, the Public Company Accounting Oversight Board (“PCAOB”) and other bodies that have jurisdiction over the form and content of our accounts are constantly discussing and interpreting proposals and existing pronouncements designed to ensure that companies best display relevant and transparent information relating to their respective businesses. The pronouncements and interpretations of pronouncements by FASB, the SEC, the PCAOB and other bodies may have the effect of requiring us to account for revenues and/or expenses in a different manner. For example, beginning with the first quarter of fiscal 2007, we began expensing the fair value of stock options. As a result, we now report increased expenses in our income statement and a reduction of our net income and earnings per share. The impact on Cognos’ current financial statements of applying a fair value method of accounting for stock options is disclosed in Note 1 of the Notes to the Consolidated Financial Statements included in Item 8 of our Form 10-K filed April 27, 2007 and in our Form 8-K filed on March 29, 2007.

Our intellectual property may be misappropriated or we may have to defend ourselves against other parties’ claims.

We rely on various intellectual property protections, including contractual provisions, patents, copyright, trademark, and trade secret laws, to preserve our intellectual property rights. Despite our precautions, our intellectual property may be misappropriated, causing us to lose potential revenue and competitive advantage. As well, we may ourselves from time to time become subject to claims by third parties that our technology infringes their intellectual property rights. For example, we were recently named as a defendant in two separate, unrelated lawsuits that were filed against a number of enterprise software companies, including Cognos, for patent infringement. The first case, Diagnostic Systems Corporation v. Oracle, et. al., Case No. SACV07-960 AG (MLGx) was filed on August 15, 2007, in the United States District Court for the Central District of California. The second case, Juxtacomm Technologies, Inc v. Ascential Software Corporation, et. al., Case No. 2:07-CV-00359-TJW, was filed on August 17, 2007, in the United States District Court for the Eastern District of Texas, Marshall Division. In either case, we may incur expenditures to police, protect, and defend our interests and may become involved in litigation that could divert the attention of our management from developing our business. Responding to such claims could result in substantial expense and result in damages, royalties, or injunctive relief, satisfy indemnification obligations to our customers, or require us to enter into licensing agreements on unfavorable terms, or redesign or stop selling affected products which could materially disrupt the conduct of our business.

We may face liability claims if our software products or services fail to perform as intended.

The sale, servicing, and support of our products entails the risk of product liability, security flaws performance or warranty claims, which may be substantial in light of the use of our products in business-critical applications. A successful product liability claim could seriously disrupt our business and adversely affect our financial results. Software products are complex and may contain errors, defects or security flaws, particularly when first introduced, or when new versions or enhancements are released, or when configured to individual customer requirements. Although we currently have in place procedures and staff to exercise quality control over our products and respond to defects, errors and security flaws found in current versions, new versions, or enhancements of our products, defects and errors may still occur. New products and new product versions or enhancements may also contain defects, errors or security flaws which may not be known to us at the time of introduction. If these defects, errors or security flaws are discovered after delivery to our customers, customers may delay or reduce purchases, our reputation may be damaged, and we may incur additional costs associated with product claims, remedial work, and the addition or diversion of resources to address the defects, errors or security flaws. This may result in decreased sales, increased costs and a loss of market share, all of which could have a negative impact on our financial results and performance. Specifically, if there are defects, errors or security flaws found in Cognos 8, it could disrupt our business, impact our sales and adversely affect our financial results. We attempt to contractually limit our liability in accordance with industry practices. However, defects and errors in our products, including Cognos 8, could inhibit or prevent customer deployment and cause us to lose customers or require us to pay penalties or damages.

We may have exposure to greater or lower than anticipated tax liabilities.

We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results, positively or negatively, in the fiscal year for which such determination is made. Further, FIN 48 could result in more volatility in our future effective tax rate as a result of the change in threshold for recognition.

Our periodic sales force restructurings can be disruptive.

We rely heavily on our direct sales force. We have in the past restructured or made other adjustments to our sales force in response to management changes, product changes, performance issues, acquisitions and other internal and external considerations. In the past, such restructurings have generally resulted in a temporary lack of focus and reduced productivity; these effects could negatively affect our revenues.

We may need to change our pricing models to compete successfully.

The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products or services, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce margins and could adversely affect operating results. Our software license updates and product support fees are generally priced as a percentage of our new license fees. Our competitors may offer a lower percentage pricing on product updates and support, which could put pressure on us to further discount our new license prices. Any broad-based change to our prices and pricing policies could cause new software license and services revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products. If we do not adapt our pricing models to reflect changes in customer use of our products, our new software license revenues could decrease. Additionally, increased distribution of applications through application service providers may reduce the average price for our products or adversely affect other sales of our products, reducing new software license revenues unless we can offset price reductions with volume increases or lower spending. The increase in open source software distribution may also cause us to change our pricing models.

Disruptions of our indirect sales channel could affect our future operating results.

Our indirect channel network is comprised primarily of resellers, system integrators/implementers, consultants, education providers, internet service providers, network integrators and independent software vendors. Our relationships with these channel participants are important elements of our marketing and sales efforts. Our financial results could be adversely affected if our contracts with channel participants were terminated, if our relationships with channel participants were to deteriorate, including as a result of our proposed transaction with IBM were not consummated, if any of our competitors enter into strategic relationships with or acquire a significant channel participant or if the financial condition of our channel participants were to weaken. There can be no assurance that we will be successful in maintaining, expanding or developing our relationships with channel participants. If we are not successful, we may lose sales opportunities, customers and market share.

Adverse litigation results could affect our business.

We are subject to various legal proceedings. Litigation can be lengthy, expensive, and disruptive to our operations and results cannot be predicted with certainty. An adverse decision could result in monetary damages or injunctive relief that could affect our business, operating results or financial condition. Additional information regarding certain of the lawsuits we are involved in is discussed in our Annual Report on Form 10-K filed with the SEC.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
				Restricted Share Unit Plan	Share Repurchase Program
September 1 to September 30, 2007	NIL	NIL	NIL	1,725,000	33,700
October 1 to October 31, 2007	35,000	$51.12	NIL	1,690,000	6,000,000
November 1 to November 30, 2007	NIL	NIL	NIL	1,690,000	6,000,000

Total	35,000	$51.12	NIL

On September 25, 2002, the Board of Directors of Cognos adopted a restricted share unit plan under which awards of restricted share units can be granted to employees, officers and directors of Cognos. On June 23, 2005, the Corporation’s shareholders approved the extension of the term of the plan to September 30, 2015 and increased the number of authorized shares from 2,000,000 to 3,000,000. Subject to the vesting provisions set out in each participant’s award agreement, each restricted share unit may be exchanged for one common share of Cognos. The common shares for which the restricted share units may be exchanged are purchased on the open market by a trustee appointed and funded by Cognos. During the quarter ended November 30, 2007, Cognos repurchased 35,000 shares at an average price of $51.12 under the restricted share unit plan.

On September 21, 2006, Cognos announced that it had adopted a share repurchase program which commenced on October 10, 2006 and ended on October 9, 2007 (the “2006 Share Repurchase Program”). The program allows Cognos to repurchase up to 8,000,000 common shares (which is less than 10% of the common shares outstanding on that date) provided that no more than $200,000,000 is expended in total under the program.

On July 5, 2007, Cognos announced that it had amended the 2006 Share Repurchase Program announced on September 21, 2006 to increase the maximum number of shares to be repurchased and the amount authorized to be expended under the program to 8,934,000 shares and U.S. $400,000,000. During the quarter ended November 30, 2007, Cognos did not repurchase any shares under the 2006 Share Repurchase Program.

On September 27, 2007, Cognos announced that it had adopted a share repurchase program which commenced on October 10, 2007 and ends on October 9, 2008 (the “2007 Share Repurchase Program”). The program allows Cognos to repurchase up to 6,000,000 common shares (which is approximately 7% of the common shares outstanding on that date) provided that no more than $200,000,000 is expended in total under the program. During the quarter ended November 30, 2007, Cognos did not repurchase any shares under the 2007 Share Repurchase Program.

Item 6. Exhibits

a) Exhibits

2.1

Arrangement Agreement by and among International Business Machines Corporation, 1361454 Alberta ULC and Cognos Incorporated dated November 11, 2007 (incorporated by reference to Form 6-K filed November 13, 2007)

2.2	Notice of Special Meeting of Shareholders and Management Proxy Circular dated December 10, 2007 (incorporated by reference to Form 6-K filed December 14, 2007)

3.1	Restated Articles of Incorporation dated May 3, 2006 (incorporated by reference to Exhibit 3.1 of the Corporation’s Form 10-K filed for the year ended February 28, 2007)

3.2	Amended By-Laws of the Corporation (filed as Exhibit 3.3 to Form 10-K for the year ended February 28, 2002)

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a – 14(a) and 15d – 14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a – 14(a) and 15d – 14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNOS INCORPORATED
(Registrant)

January 9, 2008	/s/ Tom Manley
Date	Tom Manley
Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	PAGE
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a – 14(a) and 15d – 14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	87

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a – 14(a) and 15d – 14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	88

32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002	89

Exhibit 31.1

CERTIFICATION

I, Robert G. Ashe certify that:

1.	I have reviewed this report furnished on Form 6-K of Cognos Incorporated;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

January 9, 2008	/s/ Robert G. Ashe
Date	Robert G. Ashe, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Tom Manley certify that:

1.	I have reviewed this report furnished on Form 6-K of Cognos Incorporated;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

January 9, 2008	/s/ Tom Manley
Date	Tom Manley, Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognos Incorporated (the “Company”) furnished on Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), we, Robert G. Ashe and Tom Manley certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 9, 2008	/s/ Robert G. Ashe
Date	Robert G. Ashe, President and Chief Executive Officer

January 9, 2008	/s/ Tom Manley
Date	Tom Manley Senior Vice President, Finance & Administration and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)